SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                              iCOMMERCE GROUP, INC.
                 (Name of small business issuer in its charter)

         Delaware                                             23-2820567
(State or jurisdiction of                                   (I.R.S. Employer
incorporation or organization)                            Identification No.)

                6312 Baum Drive
                 Knoxville, TN                                  37919
   (Address of Principal Executive Offices)                   (Zip Code)

                                  865-584-3398
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

      Title Of Each Class                       Name Of Each Exchange On Which
      To Be So Registered                       Each Class Is To Be Registered
      -------------------                       ------------------------------
            None                                              N/A

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                           FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-KSB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will depend on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, access to sufficient quantities of raw materials, availability of trained laborers and changes in the regulation of tobacco products, the Internet, the import and export of tobacco and other products and laws governing the operation of Free Trade Zones in the Dominican Republic. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. Words used in this Form 10-KSB, such as "expects," "believes," "estimates" and "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements.

                                     PART I

Item 1.  Description of Business.

General

iCommerce Group, Inc., a Delaware corporation (the "Company"), was formed on August 17, 1995 under the name Belco Systems Technologies, Inc. ("Belco"). On March 5, 1998, in connection with the acquisition of SJI Wholesale, Inc., the Company changed its name to SJI Group, Inc. and the ticker symbol for its Common Stock, which is quoted on the OTC Bulletin Board, was changed from "BLCO" to "SJIG." On June 11, 1999, the Company changed its name to iCommerce Group, Inc. and changed its ticker symbol to "ICGI." The Company, through one of its subsidiaries, manufactures and distributes premium handmade cigars internationally. The Company, through another of its subsidiaries, is involved in the design, development, marketing and operation of Internet properties that includes the sale of various merchandise. In addition, the Company owns an industrial park in the Dominican Republic that it is developing into a Free Trade Zone.

Reorganization/Acquisition and Dispositions

On March 4, 1998, Belco acquired all of the outstanding stock of SJI Wholesale in exchange for 1,200,000 shares of Belco's common stock and 4,900,000 shares of Belco's Series A Redeemable preferred stock. Belco was subsequently renamed SJI Group, Inc. ("Group"). As a result of the acquisition, Wholesale became a subsidiary of Group. Upon consummation of the acquisition, the existing shareholder of Wholesale held a majority of the voting power of Group. Accordingly, the acquisition has been accounted for as a reverse acquisition, pursuant to which Wholesale has been considered the acquiring company. As a result, the historical financial statements of Wholesale are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of Belco at the effective date of the acquisition are consolidated with the historical financial statements of Wholesale using the purchase method of accounting. At the time of the acquisition, Belco had no significant operations and its net assets were approximately $355,000.

In connection the acquisition of Wholesale, the Company formed a wholly owned subsidiary Belco Systems Technologies Corp. ("Belco Corp."), and capitalized it with certain technology and $159,589 in cash. The Company then sold a 49% interest in Belco Corp. to the former officers, directors and principal stockholders of the Company in exchange for 666,667 shares of the Company's common stock valued at $188,863. In September 1998, the Company sold its 51% interest in Belco Corp. for $57,500 in cash


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and the cancellation of 170,000 shares of the Company's common stock issued in connection with the acquisition of Wholesale. The Company recorded a gain on the disposal of Belco Corp. of $15,759.

In April 1998, the Company formed its wholly owned subsidiary Maverick Communications Corp. ("Maverick") for the purpose of acquiring, developing, and marketing Internet properties. On August 3, 1998, Maverick entered into a management and operating agreement and executed an option agreement for the purchase of an established Internet search engine. On August 10, 1998, the Company sold all of the outstanding shares of stock in Maverick to The BigHub.com, Inc. (formerly iSleuth.com, Inc.) ("BHUB") in exchange for 1,500,000 shares of restricted BHUB common stock and 1,000,000 shares of voting, non-convertible, BHUB preferred stock. The estimated fair value of the BHUB common stock at the date of the transaction was approximately $4,080,000. The Company recognized a gain on the disposition of $75,711, which represents losses reported by Maverick through the date of disposition. The securities received in the transaction are accounted for as trading securities under Statement of Financial Accounting Standards 115. In December 1998, the Company sold 100,000 of its shares of common stock in BHUB for $100,000. In April 1999, the Company sold its shares of non-convertible preferred stock in BHUB for $600,000.

In March 1999, the Company formed its wholly owned subsidiary Internet Laboratories, Inc. In addition, in March 1999, the Company formed two subsidiaries, CutThePrice.com, Inc. and Condor International Air, Inc., for the purpose of entering into joint ventures.

On July 30, 1999, the Company formed a wholly owned subsidiary, The Caribbean Company (Cayman), Ltd., for the purpose of manufacturing cigars. On August 1, 1999, The Caribbean Company (Cayman), Ltd. acquired all of the outstanding capital stock of Caribbean Cigar Company (Cayman), Ltd., a Cayman corporation owned by a group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for $827,000 by issuing approximately 770,000 shares of its restricted Common Stock and notes payable of $100,000. The acquisition will be accounted for using the purchase method of accounting for acquisitions. Included in the assets acquired were approximately 1,400,000 premium cigars, approximately 300,000 pounds of tobacco and equipment used in the manufacture of cigars.

On July 30, 1999, the Company formed a wholly owned subsidiary, Zona Franca de Jaibon Industrial Parque (Cayman), Ltd., for the purpose of operating a "Free Zone" in the Dominican Republic. On August 1, 1999, Zona Franca de Jaibon Industrial Parque (Cayman), Ltd. acquired all of the outstanding capital stock of Inversion Calle Ocho, a Dominican Republic corporation owned by a group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for $435,000 by issuing approximately 169,500 shares of its restricted Common Stock, notes payable of $125,000 and the assumption of approximately $150,000 in liabilities. The acquisition will be accounted for using the purchase method of accounting for acquisitions. Included in the assets acquired were the rights to the Free Zone in the Dominican Republic, including 8 acres of land and two buildings with approximately 60,000 square feet of production and warehousing space.

iCommerce Group, Inc.

The Company currently has five wholly owned subsidiaries, SJI Wholesale, Inc., Internet Laboratories, Inc., SJI Sales and Marketing, Inc., The Caribbean Company (Cayman), Ltd. and Zona Franca de Jaibon Industrial Parque (Cayman), Ltd. The Company also has a 50% interest in two other companies, CutThePrice.com, Inc. and Condor International Air, Inc.

The Company is working to identify other companies that would compliment its existing business strategy through acquisition or strategic alliances.


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SJI Wholesale, Inc. and SJI Sales and Marketing, Inc.

SJI Wholesale, Inc. and SJI Sales and Marketing, Inc. (collectively, "SJI ") are sales and marketing organizations specializing in the distribution of both premium cigars and hand made flavored cigars. SJI, "Your Internet Tobacconist"(TM), is believed by management to be the first in the world to operate a commercial web site for the sole purpose of marketing cigars and accessories.

Using the Internet, 800 number outbound and inbound telemarketing, mail order and outside sales representatives, SJI markets directly to consumers, retailers and wholesalers. SJI believes that distribution through these channels enables it to reach a geographically broad group of customers. SJI offers a variety of sizes, shapes, tastes, and blends of premium cigars. In addition, SJI offers a variety of tobacco accessories, including, but not limited to, humidors, cigar cutters, pipes, pipe tobacco, cigar cases and ashtrays. The sale of these accessories enables SJI to serve as a one-stop shop for many of its customers.

SJI is concentrating on building consumer loyalty and brand equity in the proprietary Company owned brands Hecho-A-Mano Dominicana, Edgar, Red Head, Cubano-A-Mano, La O'Paree, Don Escobar. SJI has focused on marketing concepts and management believes SJI has many "firsts" to its credit, some of which include:

     .    first to operate an Internet site for the purpose of selling cigars.
     .    first to develop and market a modular walkin humidor.
     . first in the industry to have operated a coach as a mobile showroom, "The Cigar Bus" that received media attention within the industry.
     . first cigar wholesaler/retailer to offer a co-branded VISA credit card program offered in connection with a marketing agreement with MBNA Bank (NYS- KRB). This program offers incentives to customers and provides the Company with additional revenue from MBNA Bank.

The Company recently reached an agreement to acquire, for $325,000, the rights to the following trademarks: Signature Collection, Calle Ocho, Celestino Vega, C.V., Morro Castle, Domino Park, Rum Runner, Island Amaretto, West Indes Vanilla, Free Cuba, Pachanga, Fun and Simple 70. The purchase price is to be paid in 36 installments of $8,333 and a final payment of $25,000.

In addition to the Company owned brands, the factory may from time to time sell non-branded, bundled cigars, and may contract to manufacture cigars for others.

Recent Developments in the cigar operation.

Beginning in early 1998, management believes the cigar industry experienced a glut of product from the major manufacturers. While the Company believes consumer demand was and remains strong, we believe the demand from retail tobacconists slowed due to high inventory levels. Management believes the effort lead by the major manufacturers has had a dramatic impact on the industry as a whole as many smaller manufacturers and distributors have gone out of business.

To better compete in this environment, management actively sought to align the Company with a strategic partner that manufactures both premium and other cigars. Attempts at distribution agreements with larger manufacturers did not provide the desired results, as such, the Company decided to search for a possible acquisition candidate.

On August 1, 1999, the Company acquired the cigar manufacturing operations in the Dominican Republic of Inversiones Calle Ocho. In addition to bringing to the Company the ability to manufacture premium cigars, the acquisition enables the Company to manufacture flavored cigars which management believes is an industry segment that should continue to grow. Management also believes that by manufacturing cigars, the Company will be able to expand its gross margins.


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Internet Laboratories, Inc.

In an effort to leverage from the experience gained from its cigar web site and its operation and subsequent divestiture of Maverick Communications Corp., the Company formed Internet Laboratories, Inc. ("Internet Laboratories"). Internet Laboratories designs, develops, markets and operates Internet sites. Visits to SJI's cigar web site have helped produce a propriety list of individuals who are known purchasers of merchandise distributed via the Internet. Internet Laboratories believes this list can help in marketing other Internet businesses and products thereby taking full advantage of the overlapping demographics and favorable retail and wholesale response.

Web Site Design, Development, Fulfillment Services and Operation

In developing a web site, Internet Laboratories identifies a business Internet site to operate. The Company typically attempts to locate an Inventory, Supply, Warehouse and Fulfillment source (ISWF). In most cases, this would be a distributor or manufacturer that currently carries the products that would be offered on the proposed Internet site. Once candidates are identified, the Company contacts the ISWF and explores their interest in the project and attempts to finalize arrangements with the selected ISWF.

Internet Laboratories develops, designs, markets and operates the Internet site. The ISWF provides inventory, warehousing, employees and expertise within the given category(s) and ideally handles the fulfillment of orders generated by the Internet site(s).

By structuring its Internet sites this way, Internet Laboratories believes it is in a position to discontinue operating the site, should an Internet site not produce the desired results, without the burden of liquidating excess and unsold inventory, terminating staff and disposing of warehouse facilities.

Management believes this structure also gives Internet Laboratories the ability of operating a larger number of Internet sites without the expense of inventory, employees, warehouse, utilities, taxes and insurance that would normally be associated with business expansion.

Internet Laboratories markets certain of its Internet sites using the Internet and traditional print media. Internet marketing includes, but is not limited to, banner and button advertisements, as well as contests and promotions with some key affiliate partners and may be expanded to include additional traffic generating programs. The Company recently reached an agreement with an operator of fourteen radio stations, for $1,000,000 in radio advertising in exchange for 1,000,000 shares of restricted common stock.

The Caribbean Company (Cayman), Ltd.

On July 30, 1999, the Company formed a wholly owned subsidiary, The Caribbean Company (Cayman), Ltd., for the purpose of investing, acquiring and developing business in third world countries. On August 1, 1999, The Caribbean Company (Cayman), Ltd. acquired all of the outstanding capital stock of Caribbean Cigar Company (Cayman), Ltd., a corporation owned by a group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for $827,000 by issuing approximately 770,000 shares of its restricted Common Stock and notes payable of $100,000.

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By having its own manufacturing facility, the Company believes it should be better positioned to compete in the cigar industry. Management believes that the overall gross margins for it brands should increase since the cigars will now be manufactured by the Company. In addition, the Company can ensure itself of a steady supply of its proprietary brands that in the past were manufactured by others. Also, the Company now can ship orders of its proprietary brands from the Dominican Republic to other parts of the world. By doing so, the Company should not have to pay the added shipping of sending the cigars to the United States and then to other parts of the World. As such, the Company should not have to pay duties to the United States on the importation of those cigars.

In addition to its sales and marketing efforts in the United States, the Company has appointed sales representatives outside the U.S. The sales representatives are based in England and in Germany. These sales representatives have been in the tobacco business for over 30 years and have recently appointed distributors in Germany, South Africa, Ukraine, Nova Scotia, Philippines, Ireland, Antigua, Australia, Estonia, Lithuania, Cyprus, China, and Israel.

While sales of premium cigars in the U.S. remain down from the previous two years, the Company is concentrating on expanding the distribution of its propriety brands both in the U.S and abroad. Additionally, the Company is focusing almost exclusively on selling its proprietary brands, which will result in lower revenues but should produce higher gross profit margins.

Zona Franca De Jaibon Industrial Parque (Cayman), Ltd.

On July 30, 1999, the Company formed a wholly owned subsidiary, Zona Franca de Jaibon Industrial Parque (Cayman), Ltd., for the purpose of operating a "Free Zone" in the Dominican Republic. The Park is located in the northwestern Dominican Republic approximately 90 kilometers from Puerto Plata and Santiago. Dominican laws have provisions where companies can import without duty materials and equipment into a "Free Zone". Products are then manufactured and exported without duty. It therefore provides manufacturers with the ability to access the lower labor rates of the Dominican Republic.

The standard building is block with a metal roof. Tenants normally are required to add offices, telephone system and electrical, including wiring and a backup generator.

Labor is readily available as evidenced by an unemployment rate of approximately 80% within the surrounding areas. Many of those employed work in neighboring cities. Currently, the minimum wage is approximately $30 per week. Additionally, benefits of approximately 35% of wages paid must be provided to employees. Wages for supervisors and office personnel are based upon the local market.

Transportation is readily available. Goods can be shipped in a variety of methods, including by air or sea. Shipments would typically be made from Puerto Plata. American Airlines serves the Puerto Plata area. Numerous shipping lines service the Puerto Plata port. Shipping rates should depend on the method of shipment, location shipped to and size of shipments.


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JOINT VENTURES

CutThePrice.Com, Inc.

In March 1999, the Company formed CutThePrice.com, Inc. ("CutThePrice") along with co-owner WebBound Magazine. iCommerce Group and WebBound Magazine each own 50% of the outstanding shares of CutThePrice.com, Inc. CutThePrice is an Internet auction site modeled after the shop at home television and cable retailers. The Company believes it may be one of the firsts to operate a "Internet Reverse Auction".

The reverse auction concept that CutThePrice uses is a reverse pricing format designed to liquidate merchandise. Under this format, the initial price for the product is the manufacturer's list price. The price is then lowered until the quantity is sold out. Instead of bidding on a product, like you would in a traditional auction, you reserve the product during a CutThePrice sale. At the end of the auction, all buyers receive the product for the last and lowest price.

While operations have begun, CutThePrice is still in the developmental stage. The Company believes that CutThePrice offers a unique format to the fast growth of Internet auction sites and one that should operate using a proven marketing and sales technique. The nationally distributed Internet magazine, WEBBOUND, has agreed to promote the Internet site.

Condor International Air, Inc.

In March 1999, the Company formed Condor International Air, Inc. ("Condor"). Subsequently, Condor sold shares of its common stock thereby reducing the Company's ownership to 50%. Condor owns and operates a Piper Cheyenne II, twin engine, prop-jet airplane. The airplane is used by the Company for travel both in and out of the United States and is not available for charter.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Introduction

         The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of the Company as of and for the years ended December 31, 1998 and 1997, together with the notes thereto, and the unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 1999 and 1998, together with the notes thereto.

         In 1993, the cigar industry began to experience a dramatic increase in demand from consumers. This created a sizable increase in the number of both cigar manufacturers and retail tobacconists. Through the end of 1997, many of the cigar manufacturers were able to sell their entire production and in fact some ran out of cigars. Throughout this period, the larger manufacturers required more time to meet this demand than did the smaller manufacturers. However, by early 1998, the supply of cigars from the larger manufacturers exceeded demand from the retail tobacconists thereby causing the market to be flooded with cigars. This had an adverse effect on both the retailers and manufacturers. While the Company believes the overall demand from the end consumer has remained high, the recent glut of cigars forced many small manufacturers and distributors out of business.

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         Throughout the period of 1993 to 1997, the Company was able to sell most of the cigars it could acquire and experienced severe shortages and outages of specific types and sizes of cigars. In 1995, the Company realized the need to align itself with a large manufacturer in the hopes that the supply from that manufacturer would fill the cigar demand of the Company. As such, the Company's subsidiary SJI Wholesale, Inc. entered into an exclusive distribution agreement for the United States with one of the world's largest cigar manufacturers that was seeking to enter the United States market for the first time. Shortly after entering into this agreement, other manufacturers began to curtail shipments to SJI Wholesale. Management believes this was due to the impression that SJI Wholesale was an extension of the manufacturer it represented on an exclusive basis and now a direct competitor or threat to those manufacturers already distributing in the United States.

         SJI Wholesale worked with the manufacturer to develop cigars for the United States market. However, SJI Wholesale later discovered that the manufacturer, new to the United States market as it related to cigars, was unable to deliver quality cigars in the quantities needed to fill the Company's requirements. Within a year of entering into the exclusive distribution agreement, the manufacturer had breached the agreement. The Company reached an out-of-court settlement and was compensated by the manufacturer. SJI Wholesale was again without a reliable supply of cigars.

         The Company searched for and found a manufacturer of quality, high rated premium cigars to align itself with. However, this other manufacturer, primarily due to poor cash management, eventually filed for protection under the United States Bankruptcy Code. While this caused an immediate setback to the Company's operations, it also brought an opportunity for the Company to enter into the manufacturing of cigars for itself. On August 1, 1999 the Company acquired certain cigar manufacturing operations of the bankrupt manufacturer, thus giving the Company the ability to manufacture cigars for itself.

         The above caused the decline of revenues over the past two years. The Company is now concentrating on expanding the distribution of its proprietary brands. In addition, the Company has begun expanding the distribution of its proprietary brands internationally. Due to the increased demand, the Company has recently appointed distributors in Germany, South Africa, Ukraine, Nova Scotia, Philippines, Ireland, Antigua, Australia, Estonia, Lithuania, Cyprus, China, and Israel. The Company believes that sales of its cigars will now begin to increase and that the profit margins associated with sales as a manufacturer should be higher than the profit margins achieved as a distributor of other manufacturer's products.

         The Company is also involved in designing and developing Internet sites on an ongoing basis. The Company plans to design, build, and acquire Internet sites and may choose to operate, sell, or enter into joint ventures with respect to those Internet sites. While the Company has had success in the Internet field with Maverick Communications, the current Internet operations are still in the developmental stages. The Company has invested over $100,000 and many man-hours in the design of its current Internet sites. While some of its Internet sites are operational, the Company will be required to invest additional resources, including both time and cash, to fully develop and market all of its Internet sites.

         To fund all or a portion of its working capital needs, the Company intends to sell or otherwise dispose of a portion of its investment securities. As of the date hereof (and subsequent to September 30, 1999) the Company has further reduced the amount of its investment securities for such purposes. In that regard, the Company is cognizant of the implications of requirements as an "inadvertent investment company" and will monitor its holdings of investment securities to ensure that they do not exceed the permissible limits.



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Nine Months Ended September 30, 1999 Compared to the Nine Months Ended September
30, 1998.

         For the nine months ended September 30, 1999, revenues were approximately $1.3 million, a decrease of approximately $2.0 million or 61.3%, as compared to revenues of approximately $3.3 million for the nine months ended September 30, 1998. This decrease is primarily attributable to the reasons noted above.

         For the nine months ended September 30, 1999, cost of sales were approximately $912,000, a decrease of approximately $754,000 or 45.2%, as compared to cost of sales of approximately $1.7 million for the nine months ended September 30, 1998. This decrease is primarily attributable to the decrease in revenues in addition to a decrease in gross profit margin.

         For the nine months ended September 30, 1999, depreciation and amortization was approximately $114,000, an increase of approximately $42,000 or 58.1%, as compared to depreciation and amortization of approximately $72,000 for the nine months ended September 30, 1998. This increase is primarily attributable to depreciation and amortization of humidors used in the Company's off-site humidor program.

         Other income (expense) consists of investment income, interest expense and other miscellaneous income and expenses. For the nine months ended September 30, 1999, other income was approximately $428,000, a decrease of approximately $9.2 million, as compared to other income of approximately $9.6 million for the nine months ended September 30, 1998. This decrease is primarily attributable to a decrease in investment income of approximately $9.2 million.

         For the nine months ended September 30, 1999, income tax (benefit) was approximately ($175,000) as compared to income tax expense of approximately $3.7 million for the nine months ended September 30, 1998. This decrease is attributable to the decrease in income before income taxes (benefit) due the factors discussed above.

     For the nine months ended September 30, 1999, net (loss) was approximately ($669,000), or ($0.10) per share, as compared to a net income approximately $5.9 million, or $1.63 per share, for the nine months ended September 30, 1998.


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         For the nine months ended September 30, 1999, net (loss) was approximately ($669,000), or ($0.10) per share, as compared to a net income approximately $5.9 million, or $1.63 per share, for the nine months ended September 30, 1998.

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997.

         For the year ended December 31, 1998, revenues were approximately $4.7 million, a decrease of approximately $2.0 million or 30.2%, as compared to revenues of approximately $6.7 million for the year ended December 31, 1997. This decrease is primarily attributable to the reasons noted above.

         For the year ended December 31, 1998, cost of sales were approximately $2.8 million, a decrease of approximately $2.0 million or 41.7%, as compared to cost of sales of approximately $4.7 million for the year ended December 31, 1997. This decrease is primarily attributable to the decrease in revenues offset by an increase in gross profit margin.

         Selling, general and administrative expenses consist of salaries and wages, advertising, freight, insurance, rent, travel, utilities and other expenses. For the year ended December 31, 1998, selling, general and administrative expenses were approximately $2.3 million, an increase of approximately $420,000 or 21.9%, as compared to approximately $1.9 million for the year ended December 31, 1997. This increase is primarily attributable to an increase in expenditures for salaries, advertising, travel and entertainment, and utilities.

         For the year ended December 31, 1998, depreciation and amortization was approximately $143,000, an increase of approximately $76,000 or 113.4%, as compared to depreciation and amortization of approximately $67,000 for the year ended December 31, 1997. This increase is primarily attributable to depreciation and amortization of humidors used in the Company's off-site humidor program.

         Other income (expense) consists of investment income, interest expense and other miscellaneous income and expenses. For the year ended December 31, 1998, other income was approximately $4.1 million, an increase of approximately $4.2 million, as compared to other (expense) of approximately $(78,000) for the year ended December 31, 1997. This increase is attributable to an increase in investment income of approximately $4.1 million and the gain on the sale of subsidiary of approximately $91,000 offset by the increase in interest expense of approximately ($74,000).

         For the year ended December 31, 1998, income tax expense was approximately $1.4 million as compared to income tax benefit of approximately ($29,000) for the year ended December 31, 1997. This increase is attributable to the increase in income before income taxes (benefit) due the factors discussed above.

         For the year ended December 31, 1998, net income was approximately $2.2 million, or $0.53 per share, as compared to a net loss of approximately ($62,000), or ($0.04) per share, for the year ended December 31, 1997.

Liquidity And Capital Resources

At September 30, 1999, the Company had working capital of approximately $4.5 million including approximately $3.7 million related to investment securities. Since its inception, the Company has sustained operating losses of approximately $1.5 million exclusive of investment income, net of taxes, during that period of approximately $2.8 million. The Company's operations and growth has been funded by the sale of common stock during the year ended December 31, 1998 and the nine months ended September 30, 1999 with net proceeds of approximately $1.8 million, and the sale of investment securities in the nine months ended September 30, 1999 which netted the Company approximately $1.0 million. These funds have been used for working capital, capital expenditures, acquisitions, information systems development, Internet projects and other corporate purposes. The Company intends to continue to sell investment securities to fund its needs.

In addition, the Company believes it has enough inventory of tobacco for the production of cigars for the next twelve months.

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Risk Factors

Dependence on Key Management and Master Craftsmen

         The Company's performance depends substantially on the continued services and performance of its senior management and other key personnel.

         The Company is dependent upon the technical skills of the employees in the development of Internet properties. There is a highly competitive market for these employees, however, the Company feels it offers employees both competitive pay and other benefits that should aid in their retention and attract new employees as the need arises.

         In addition, the Company seeks to increase its cigar production and is dependent upon its ability to hire and retain trained hand rollers. The market for qualified personnel, particularly hand rollers, is competitive, and the Company will compete with other cigar companies in seeking to hire such employees, and no assurance can be given as to the ability of the Company to employ or retain such persons.

Employees

     The Company currently employs approximately 61 full-time and 2 part-time employees and has 8 independent sales representatives. Of its employees, approximately 9 are engaged in sales and marketing, 3 in executive and administrative roles, 45 in cigar manufacturing and industrial park development and 6 in information services and Internet development. None of the Company's employees are covered by any labor union. The Company believes its relationships with its employees are generally good. The ability of the Company to fulfill its goals will be highly dependent on its ability to recruit and maintain a skilled work force. The Company believes its requirements for skilled workers will be met for the foreseeable future, but no assurances can be given in this regard. The Company does not have an employment contract or agreement with any of it's employees.

Trademarks

Trademarks and brand names are central to the business of marketing and distributing premium cigars and are, accordingly, highly important to the Company's business. The Company has received or purchased trademark registration in the United States on the marks: Hecho-A-Mano Dominicana, Edgar, Red Head, Cubano-A-Mano, La O'Paree, Don Escobar. In addition, the Company has recently acquired the common law rights and trademarks for the following brands:
Signature Collection, Calle Ocho, Celestino Vega, C.V., Morro Castle, Domino Park, Rum Runner, Island Amaretto, West Indes Vanilla, Free Cuba, Pachanga, Fun and Simple 70. The Company also relies on certain non-patentable trade secrets to produce the distinctive flavors and aromas of its brands of cigars. There can be no assurance that the Company will be able to prevent unauthorized use or disclosure of such proprietary information or that other competitors will not be able to develop substantially similar formulations.

Fluctuating Sales Growth Rates and Inventory Levels

In late 1996 and early 1997, the substantial growth in demand for cigars, particularly in the U.S. market, caused several of the Company's largest competitors to experience substantial growth in their order backlog and difficulty in obtaining sufficient inventories of tobacco and sufficient skilled rollers to meet market demand. As a reaction to those developments, most cigar manufacturers increased their purchases of tobacco, hired additional rollers, manufactured more cigars and moved these additional inventories into their distribution channels. In late 1997 and into early 1998, the extraordinarily rapid rate of industry-wide sales growth that had characterized the years from 1993 through mid-1997 began to diminish. As a result, the Company experienced larger than normal levels of unsold inventory and a resulting strain on its liquidity. The Company has not experienced shortages of tobacco and skilled rollers and management believes (i) that its relationships with growers should ensure it a sufficient supply of tobacco for the foreseeable future and (ii) the Company's relationships with its workers are sufficiently good and the supply of skilled workers is sufficiently large to ensure that it should continue to have a sufficient staff of skilled rollers. There can, of course, be no assurance that the Company will not experience such shortages.

Year 2000 Compliance.

         To the fullest extent permitted by law, the following discussion is a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act 105 p.l. 271. Compliance with the Year 2000 Information and Readiness Disclosure Act does not preclude claims for violations of federal securities laws.

         The Year 2000 problem is the result of computer programs being written to recognize two digits rather than four to define the applicable year. This causes computer programs to interpret a date using "00" as the year 1900 rather than the year 2000, which could result in computer failures and miscalculations. The effects of this issue will vary from system to system and may adversely affect an entity's operations and its ability to prepare financial statements.

         All systems and applications at the Company are Year 2000 compliant. This includes both servers and desktop systems and applications. However, there can be no assurance that the Year 2000 problem will not affect the Company by causing disruptions in the business operations of persons with whom the Company does business, such as customers or suppliers. Year 2000 problems could have a material adverse effect on the Company.

         If the necessary providers of power, communications and other such providers of important services are not fully prepared for the year 2000, the Year 2000 could have a material impact on the Company. We have no way of knowing how the Year 2000 will affect Internet functions.

Effects of Inflation

         The Company does not expect inflation to materially affect its results of operations. However, it is expected that operating costs and the cost of capital equipment to be acquired in the future may be subject to general economic and inflationary pressures.

Item 3.  Description of Property.

         The Company leases office, administrative and warehouse facilities at 6312 Baum Drive, Knoxville, Tennessee 37919.

         The Company owns the Zona Franca de Jaibon Industrial Parque (Cayman), Ltd. A "Free Trade Zone" industrial park in the town of Jaibon, Dominican Republic.

         All the premises of the Company are in good condition and adequately insured.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         As of December 31, 1999, there were 8,131,650 shares of the Company's Common Stock, 4,900,000 shares of Series A Preferred Stock and 552,623 shares of Series B Preferred Stock issued and outstanding. The following table sets forth information with respect to the beneficial ownership of each class of voting securities of the Company by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of any class of voting securities, (ii) each officer and director, and (iii) all officers and directors as a group. Unless otherwise indicated, the address for each individual listed is 6312 Baum Drive, Knoxville, Tennessee 37919.

                                                                                          Beneficial Ownership(1)
                                                                                          -----------------------
                                                                                                        Percent of
Name                                                                                      Shares           Class
----                                                                                      ------           -----
Series A Preferred Stock
------------------------
J.D. Jenkins                                                                            4,900,000          100.0%

Series B Preferred Stock
------------------------
Miriam de Rodriguez                                                                       552,623          100.0%
Av. Republica de Argentina esq.
Estrella Sadhala,
Apartamento C-1
Santiago, Republica Dominicana

Common Stock
------------------------
J.D. Jenkins                                                                            6,460,200 (2)       49.6%
Miriam de Rodriguez                                                                     1,105,246 (3)       12.0
Ron Jenkins                                                                               292,300            3.6
Edward C. Williams                                                                          5,000            *
Daniel Daley                                                                               25,000            *
Gabriel Ripoll                                                                             25,000            *
All Executive Officers
and Directors as a Group
(five people)                                                                           6,827,500 (2)       52.4%

---------------------------
* Less than 1%

(1) Beneficial ownership is determined in accordance with the applicable rules under the 1934 Act, including any shares of Common or Preferred Stock as to which a person has sole or shared voting or investment power. Additionally, in computing the number of shares of Common Stock beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2) Assumes the conversion of the Series A preferred stock into common stock at the rate of one share of common stock for every share of Series A preferred stock outstanding.
(3) Assumes the conversion of the Series B preferred stock into common stock at the rate of two shares of common stock for every share of Series B preferred stock outstanding.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The Directors, Executive Officers, Promoters and Control Persons of the Company are as follows:

    Name                            Age                     Positions Held
    ----                            ---                     --------------
    J.D. Jenkins                    38                      Director, Chief Executive Officer,
                                                            President, Secretary

    Ron Jenkins                     56                      Director, Vice President,
    Edward C. Williams              39                      Director, Chief Financial Officer,

                                                            Treasurer, Assistant Secretary

    Dan Daley                       38                      Director
    Gabriel Ripoll, Jr.             57                      Director

J.D. Jenkins was elected as Chairman, Chief Executive Officer, President and Secretary of the Company (SJI Group, Inc.) on March 4, 1998, following the acquisition by the Company of SJI Wholesale of which he was sole shareholder. Since April 1992, J.D. Jenkins has been Chairman of SJI Wholesale. In addition, J.D. Jenkins may serve as an officer and/or director of one or more of the subsidiaries of the Parent Company. J.D. Jenkins is the son of Ron Jenkins.

Ron Jenkins was elected as a director of the Company (SJI Group, Inc.) on March 4, 1998, following the acquisition by the Company of SJI Wholesale. In addition, on May 25, 1999, Ron Jenkins was elected Vice President of iCommerce Group, Inc. In October of 1996, Ron Jenkins was appointed Vice President of SJI Wholesale and currently serves as President of SJI Wholesale. In addition, Ron Jenkins may serve as an officer and/or director of one or more of the subsidiaries of the Parent Company. Ron Jenkins is the father of J.D. Jenkins.

Edward C. Williams was elected as a director of iCommerce Group, Inc. on May 24, 1999, and was appointed Chief Financial Officer, Treasurer and Assistant Secretary on May 25, 1999. In addition, Edward C. Williams may serve as an officer and/or director of one or more of the subsidiaries of the Parent Company. From September 1997 to February 1999, Mr. Williams was the Chief Financial Officer of Caribbean Cigar Company. He also served as Interim President from June 1998 to July 1998. He was a Director from November 1997 to February 1999. From December 1996 to present, he has served as President and Chief Executive Officer of Williams Financial Group, Inc., a financial and business consulting firm. Mr. Williams was Vice President - Finance of DenAmerica Corp. from April 1996 to July 1996, and he was Chief Financial Officer of American Family Restaurants, Inc. from February 1993 to March 1996, when American Family Restaurants, Inc. merged with DenWest Restaurant Corp. Both of such corporations operated restaurants. From 1987 until January 1993, Mr. Williams was employed by KPMG, most recently as a senior manager.

Daniel Daley was elected as a Director of the Company on May 24, 1999. Mr. Daley has been President of S&D Party Enterprises, Inc., a retail party goods supplier, since 1993. Mr. Daley has also served as President of Party City of TN, Inc., a retail party goods supplier, since 1995.

Gabriel Ripoll, Jr. was elected as a Director of the Company on May 24, 1999. Mr. Ripoll has been principal officer and director of Tabaqueria de Filipinas, Inc., a cigar manufacturing company, since March 1993. Between February 1964 and February 1993, Mr. Ripoll was employed in the Philippine branch of Compania General de Tobacos de Filipinas, S.A., a Spanish cigar manufacturing company as General Manager of their cigar factory, La Flor de la Isabela.

         The Company's directors are elected at the annual meeting of stockholders and hold office for one year and until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board. The Directors do not currently receive fees for their services as directors. However, each Director is paid for service on the Board of Directors $500 for each meeting other than telephonic meeting. The Company also reimburses each Director for reasonable expenses in attending meeting of the Board of Directors.

         The Company's Board of Directors currently has the following committees:

Audit Committee

         The committee consists of Dan Daley and Gabriel Ripoll, Jr. This committee was established to oversee the auditing procedures of the Company, to receive and accept the reports of the Company's independent certified public accountants, to oversee the Company's internal systems of accounting and management controls and to make recommendations to the full Board of Directors as to the selection and appointment of auditors for the Company.

Compensation Committee

         The committee consists of Ron Jenkins, Dan Daley, Gabriel Ripoll, Jr. This committee reviews and recommends to the Board of Directors the appropriate compensation of directors and executive officers of the Company.

Nominating Committee

         The Committee consists of Edward C. Williams, Ron Jenkins and Dan Daley. This committee reviews and recommends to the Board of Directors candidates for the executive officers of the Company.

Item 6.  Executive Compensation.

         The following table sets forth information concerning the compensation of the named executive officers for each of the Company's last three (3) years ended December 31.

                           Summary Compensation Table

                                            Annual Compensation                         Long-term Compensation
                                            -------------------                         ----------------------
                                                                                  Awards                    Payouts
                                                                                  ------                    -------
                                                                                       Securities
                                                                Other                    Under-
                                                               Annual      Restricted     lying                  All Other
   Name and                                                    Compen-        Stock     Options/        LTIP      Compen-
   Principal                       Salary          Bonus       sation       Award(s)      SARS         Payouts    sation
   Position              Year        ($)            ($)          ($)           ($)         (#)           ($)        ($)
   --------              ----        ---            ---          ---           ---         ---           ---        ---
J.D. Jenkins,            1998      166,154            --          --            --          --            --        --
Director, CEO            1997      187,365            --          --            --          --            --        --
and President            1996      115,948            --          --            --          --            --        --

Ron Jenkins,             1998       99,250            --          --            --          --            --        --
Director and             1997      145,954            --          --            --          --            --        --
Executive Vice           1996       30,692            --          --            --          --            --        --
President

Edward C. Williams,      1998           --            --          --            --          --            --        --
Director, CFO            1997           --            --          --            --          --            --        --
and Treasurer(1)         1996           --            --          --            --          --            --        --

---------------------------

(1) Mr. Williams was hired by the Company on May 1, 1999.

Directors of the Company who are also employees do not receive cash or stock compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in

Item 7.  Certain Relationships and Related Transactions.

         The Company leases its facility from its majority stockholder under a non-cancelable operating lease with payments of $42,000 annually. Upon expiration of the lease in 2001, the Company has the option to renew the lease for five years at an annual rental of $48,300.

         In connection with the acquisitions of Caribbean Cigar Company (Cayman), Ltd. and Inversiones Calle Ocho, the Company issued 559,600 shares of its restricted common stock to two officers of the Company in exchange for their respective shares of the acquired companies.

         The Company had sales during 1998 and 1997 of approximately $96,000 and $348,000, respectively, with a company controlled by a member of the majority stockholder's immediate family. Such family member is not an officer, director or stockholder of the Company. There was no outstanding balance at December 31, 1998 and $8,755 was outstanding at December 31, 1997.

         In 1998, the Company purchased approximately $120,000 of merchandise from and advanced approximately $41,000 to a company where the Company's majority stockholder was an officer. The advance is included in trade receivables in the accompanying balance sheet at December 31, 1998. In addition, the Company purchased approximately $500,000 of merchandise from a director of the Company in 1998.

         The Company borrowed $140,000 from certain family members of the majority stockholder during 1998. The outstanding balance at December 31, 1998 was $140,000 and is included in accounts payable on the accompanying consolidated balance sheet.

         In connection with the acquisition of Belco, the Company issued 170,000 shares of common stock to former officers, directors and principal stockholders of Belco.

Item 8.  Description of Securities.

CAPTIAL STOCK

The Company's authorized capital consists of 50,000,000 shares of common stock, par value $.0001 and 25,000,000 shares of preferred stock, par value of $.0001.

Common Stock

As of December 31, 1999, there were 8,131,650 shares of the Company's Common Stock issued and outstanding.

Preferred Stock

Series A

As of December 31, 1999, there were 4,900,000 shares of the Company's Series A preferred stock issued and outstanding.

In March 1999, the Company granted the holders of the Series A preferred stock the right to convert the Series A preferred stock into common stock at a rate of one share of common stock for every share of Series A preferred stock so converted. The Series A preferred stock was issued to J.D. Jenkins in March 1998 in connection with the acquisition of SJI Wholesale, Inc. by Belco.

Series B

As of December 31, 1999, there were 552,623 shares of the Company's Series B preferred stock issued and outstanding.

In March 1999, the Company authorized the designation of a Series B preferred stock. The Company then converted $552,623 of loans into 552,623 shares of Series B preferred stock. The Company, not the holder, has the right to convert the Series B preferred stock into common stock at a rate of two shares of common stock for every one share of Series B preferred stock so converted. Prior to conversion, the Series B preferred stock has the right to one vote per share of Series B preferred stock outstanding with the common stock.

Stock Option Plan

Under the S.J.I. Group, Inc. Amended 1998 Stock Option Plan (the "Plan"), 700,000 shares of Common Stock are reserved for issuance. Options to acquire 104,000 shares of Common Stock at an average exercise price of $.68 per share are outstanding as of December 31, 1999. The purpose of the Plan is to provide incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Plan may be either: (i) options intended to qualify as

"incentive stock options" under Section 422 of the Internal Revenue Code of 1986; or (ii) non-qualified stock options. Stock options may be granted under the Plan for all employees and consultants of the Company, or of any present or future subsidiary or parent of the Company. The Plan is administered by the Board of Directors, which may, and is expected to, delegate administrative responsibility for the Plan to the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and to the extent to which options may be exercisable. The Compensation Committee is empowered to interpret the Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Plan. Options granted under the Plan generally vest over three years. No option is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable, during the lifetime of the optionee, only by the optionee. The Compensation Committee may not receive options.

Any incentive stock option that is granted under the Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the total combined voting power through all classes of stock of the Company or a subsidiary or parent of the Company.) Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant, but in no event shall such exercise price be less than 55% of such fair market value.

Each option granted under the Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is traded on the over-the-counter market. The following sets forth the range of high and low bid quotations for the periods indicated as reported by Nasdaq Trading and Market Services. Such quotations reflect prices between dealers without retail mark-up, markdown or commission and may not represent actual transactions and is quoted on the OTC Bulletin Board under the symbol ICGI. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

                  Quarter Ended                      High Bid           Low Bid
                  -------------                      --------           -------

                  December 31, 1999                   1.1562            0.3750
                  September 30, 1999                  1.5625            0.6250
                  June 30, 1999                       2.8750            0.4000
                  March 31, 1999                      1.0000            0.1650

                  December 31, 1998                   0.4062            0.1562
                  September 30, 1998                  1.1562            0.2812
                  June 30, 1998                       8.1250            0.5000
                  March 31, 1998                      9.0000            1.0000

                  December 31, 1997                   2.0000            0.7500
                  September 30, 1997                  1.7500            1.0000
                  June 30, 1997                       2.3750            0.8125
                  March 31, 1997                      3.6250            2.2500


         As of December 31, 1999, there were approximately 69 holders of record of the Company's Common Stock.

         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings.

         As of the date hereof, except as described below, the Company is not a party to any pending legal proceeding and is not aware of any threatened legal proceeding.

         On December 7, 1999, the Company's subsidiary, SJI Wholesale, Inc. ("SJI Wholesale") sued Wal-Mart Stores, Inc. d/b/a Sam's Club in the United States District Court, Western District of Arkansas, Fayetteville Division. SJI Wholesale seeks to recover payment of approximately $180,000 for cigars delivered to certain Sam's Clubs for payment has not been made. In addition, SJI Wholesale seeks compensatory damages, pre-judgment interest, attorney fees and restitution for actions taken and money spent in accordance with that certain vendor agreement and addendum entered into between SJI Wholesale and Wal-Mart Stores, Inc.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

         The following provides information concerning all sales of securities within the last three (3) years which were not registered under the Securities and Exchange Act of 1933:

         In March 1998, the Company issued 1,200,000 shares of its Common Stock and 4,900,000 shares of its Series A Preferred Stock in connection with the acquisition of SJI Wholesale [pursuant to an exemption from registration under
Section 4(2) of the Securities and Exchange Act of 1933 (the "Securities Act").]

         On March 26, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to seven (7) investors a total of 2,000,000 shares of Common Stock at $0.20 per share in exchange for cash consideration.

         During the year ended December 31, 1998, the Company issued an aggregate of 201,668 shares of its Common Stock to three (3) consultants with a value of $141,181 in exchange for project development services and legal services rendered. The shares were issued pursuant an exemption from registration under Section 4(2) of the Securities Act. Of the foregoing, 8,333 shares were issued on February 10, 1998 for $1.75 per share, 3,333 shares were issued on March 25, 1998, for $6.00 per share, 140,000 shares were issued on August 5, 1998, for $0.69 per share and 50,000 shares were issued June 19, 1999, for $0.20 per share.

         During the year ended December 31, 1998, the Company issued 100,000 shares of its Common Stock to the Company's President and Chief Executive Officer in exchange for his personal guarantee of a note payable in the amount of $1,090,000. The shares were issued pursuant an exemption from registration under Section 4(2) of the Securities Act.

         On June 17, 1998, the Company issued to an investor 55,555 shares of its Common Stock at $0.45 per share in exchange for cash consideration. The shares were issued pursuant to an exemption under Section 4(2).

         On June 19, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and

Exchange Commission under the Securities Act. The Company issued to an investor 300,000 shares of its Common Stock at $1.50 per share in exchange for cash consideration.

         On June 19, 1998, the Company issued 170,000 shares of its Common Stock in connection with agreements related to the acquisition of SJI Wholesale [pursuant to an exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933 (the "Securities Act").

         On June 19, 1998, the Company issued 650,000 shares of its Common Stock in connection with agreements related to the acquisition of SJI Wholesale [pursuant to an exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933 (the "Securities Act").

         On October 28, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to an investor 272,727 shares of its Common Stock at $0.22 per share in exchange for cash consideration.

         On November 12, 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to an investor 75,985 shares of its Common Stock at $0.22 per share in exchange for cash consideration.

         On January 1, 1999, the Company issued an aggregate of 190,000 shares of its Common Stock, at a price of $0.185 per share, to 19 employees in exchange for services. The issuance was exempt from registration under Section 4(2) of the Securities Act.

         On January 1, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to a consultant 49,965 shares of its Common Stock at $0.21 per share in exchange for legal and professional services.

         On January 19, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to two (2) investors a total of 314,509 shares of its Common Stock, at $0.51 per share, in exchange for cash consideration.

         On March 26, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to an investor 208,125 shares of its Common Stock at $0.45 per share in exchange for cash consideration.

         On April 5, 1999, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to an investor 200,000 shares of its Common Stock at $0.40 per share in exchange for cash consideration.

         On April 7, 1999, the Company issued an aggregate of 70,000 shares of its Common Stock, at a price of $0.42 per share, to two individuals in exchange for consulting services. The issuance was exempt from registration under Section 4(2) of the Securities Act.

         On April 7, 1999, the Company issued 100,000 shares of its Common Stock, at a price of $0.42 per share, to an individual in connection with the acquisition of an airplane by its subsidiary Condor International Air, Inc. The issuance was exempt from registration under Section 4(2) of the Securities Act.

         On April 29, 1999, the Company issued to an investor 200,000 shares of its Common Stock at $0.50 per share in exchange for cash consideration. The issuance was exempt under Section 4(2)of the Security Act.

         On August 1, 1999, the Company issued 1,154,450 shares of its Common Stock in connection with the acquisitions of Caribbean Cigar Company (Cayman), Ltd. and

Inversiones Calle Ocho S.A. The shares of Common Stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

Item 5.  Indemnification of Directors and Officers.

         The Company's Articles of Incorporation, as amended, provide that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Florida, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Florida law. The indemnification provided in the By-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the Company. The foregoing indemnification covers violations of federal securities laws.

         In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

         See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
                              ICOMMERCE GROUP, INC.

Report of Independent Auditors                                             F-1

Consolidated Balance Sheets as of December 31, 1998 and 1997               F-2

Consolidated Statements of Operations For the Years Ended
   December 31, 1998 and 1997                                              F-3

Consolidated Statements of Stockholders' Equity For
   the Years Ended December 31, 1998 and 1997                              F-4

Consolidated Statements of Cash Flows For the Years Ended
   December 31, 1998 and 1997                                              F-5

Notes to Consolidated Financial Statements                                 F-6

Unaudited Consolidated Balance Sheets as of September 30, 1999
   and December 31, 1998                                                   F-15

Unaudited Consolidated Statements of Operations for the
   Nine Months Ended September 30, 1999 and September 30, 1998             F-16

Unaudited Consolidated Statements of Stockholders' Equity For
   the Nine Months Ended September 30, 1999                                F-17

Unaudited Consolidated Statements of Cash Flows for the
   Nine Months Ended September 30, 1999 and 1998                           F-18

Notes to Unaudited Consolidated Financial Statements                       F-19

               [LETTERHEAD OF REEL & SWAFFORD, PLLC APPEARS HERE]

Report of Independent Auditors

To the Board of Directors and Stockholders
SJI Group, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of SJI Group, Inc. and Subsidiaries (formerly Belco Systems Technologies, Inc., the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SJI Group, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ REEL & SWAFFORD, PLLC

Certified Public Accountants

Knoxville, Tennessee
May 3, 1999, except for Note 14 as to which the date is April 28, 1999

                        SJI GROUP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                                                                    1998                    1997
                                                                                    ----                    ----
                                    Assets
Current assets:
   Cash and cash equivalents                                                    $    26,928              $    24,703
   Investment securities                                                          4,165,000                     --
   Accounts receivable, net of allowance for
     doubtful accounts of $43,357 for 1998 and
     $15,934 for 1997                                                               590,773                  459,359
   Other receivables                                                                399,542                   41,328
   Inventories                                                                    1,252,307                2,221,731
   Other current assets                                                               1,875                  129,215
                                                                                -----------              -----------
     Total current assets                                                         6,436,425                2,876,336

Property and equipment, net                                                         773,505                  519,420

Deferred taxes                                                                         --                     71,000

Other assets                                                                         22,915                     --
                                                                                -----------              -----------

                                                                                $ 7,232,845              $ 3,466,756
                                                                                ===========              ===========

                     Liabilities and Stockholders' Equity
Current liabilities:
   Line of credit                                                               $ 1,038,743              $ 1,045,967
   Current portion of long-term debt                                                128,483                   23,692
   Accounts payable                                                                 795,845                1,946,862
   Deferred taxes                                                                 1,320,000                     --
   Other current liabilities                                                        158,001                    3,477
                                                                                -----------              -----------
     Total current liabilities                                                    3,441,072                3,019,998
                                                                                -----------              -----------

Long-term debt, less current maturities                                             344,606                  209,698
                                                                                -----------              -----------

Total liabilities                                                                 3,785,678                3,229,696
                                                                                -----------              -----------
Stockholders' equity:
   Preferred stock, $.0001 par value
     Authorized 10,000,000 shares:
     Series A (aggregate liquidation preference
       $490 plus accrued and unpaid dividends)
       Issued and outstanding 4,900,000 shares at
       December 31, 1998 and no shares outstanding
       at December 31, 1997                                                             490                     --
   Common stock, $.0001 par value. Authorized
     10,000,000 shares; issued and outstanding
     5,559,601 shares and 1,470,033 shares at
     December 31, 1998 and 1997, respectively                                           556                      147
   Additional paid-in capital                                                     1,569,090                  384,852
   Retained earnings (deficit)                                                    2,012,067                 (147,939)
   Treasury stock, at cost                                                         (135,036)                    --
                                                                                -----------              -----------
     Total stockholders' equity                                                   3,447,167                  237,060
                                                                                -----------              -----------
Commitments and contingencies

                                                                                $ 7,232,845              $ 3,466,756
                                                                                ===========              ===========

See accompanying notes to consolidated financial statements.

                        SJI GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                     Years Ended December 31, 1998 and 1997

                                                                                                  1998                      1997
                                                                                                  ----                      ----
Net sales                                                                                     $ 4,692,479               $ 6,723,525
Cost of sales                                                                                   2,768,814                 4,749,350
                                                                                              -----------               -----------

       Gross profit                                                                             1,923,665                 1,974,175

Selling, general and administrative expenses                                                    2,340,987                 1,920,522
Depreciation and amortization                                                                     142,636                    66,830
                                                                                              -----------               -----------

       Operating loss                                                                            (559,958)                  (13,177)

Other income (expense):

   Investment income, net                                                                       4,146,718                      --
   Interest (expense)                                                                            (143,518)                  (69,804)
   Gain on sale of subsidiaries                                                                    91,470                      --
   Minority interest in earnings of
     consolidated subsidiary                                                                      (30,085)                     --
   Other income (expense)                                                                          46,380                    (7,802)
                                                                                              -----------               -----------
       Total other income (expense)                                                             4,110,965                   (77,606)
                                                                                              -----------               -----------

       Income (loss) before income taxes (benefit)                                              3,551,007                   (90,783)

Income tax expense (benefit)                                                                    1,391,000                   (29,000)
                                                                                              -----------               -----------

       Net income (loss) and comprehensive

         income (loss)                                                                        $ 2,160,007               $   (61,783)
                                                                                              ===========               ===========

Basic and diluted income (loss) per share                                                     $      0.53               $     (0.04)
                                                                                              ===========               ===========

Weighted average shares outstanding                                                             4,101,702                 1,466,201
                                                                                              ===========               ===========

Pro Forma:

Pro forma basic and diluted income (loss) per

   common and common equivalent share                                                         $      0.26               $     (0.04)
                                                                                              ===========               ===========

Pro forma weighted average shares outstanding                                                   8,155,949                 1,466,201
                                                                                              ===========               ===========

See accompanying notes to consolidated financial statements.

                        SJI GROUP, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                     Years Ended December 31, 1998 and 1997

                              Preferred stock        Common stock
                              ---------------        ------------
                                 Series A                                Additional     Retained                      Total
                                 --------                                  paid-in      earnings       Treasury   stockholders'
                            Shares     Amount      Shares      Amount      capital      (deficit)        stock        equity
                            ------     ------      ------      ------      -------      ---------        -----        ------
Balance at
   December 31, 1996           --     $  --        250,000    $ 250,000    $  135,000   $  (86,157)   $    --      $  298,843

Effect of
  reorganization/
  acquisition                  --        --      1,220,333     (249,853)      249,853         --           --            --

Net loss and
  comprehensive
  loss                         --        --           --           --            --        (61,783)        --         (61,783)
                          ---------   -------   ----------    ---------    ----------   ----------    ---------    ----------
Balance at
  December 31,1997             --        --      1,470,333          147       384,853     (147,940)        --         237,060

Effect of
  reorganization/
  acquisition             4,900,000       490      703,333           70       165,467         --           --         166,027

Treasury stock
  acquired in
  connection with
  disposal of
  subsidiary                   --        --       (170,000)         (17)         --           --       (135,036)     (135,053)

Common stock issued
  for cash                     --        --      3,254,267          325       835,284         --           --         835,609

Common stock issued
  for services                 --        --        301,668           31       183,486         --           --         183,517

Net income and
  comprehensive
  income                       --        --           --           --            --      2,160,007         --       2,160,007
                          ---------   -------   ----------    ---------    ----------   ----------    ---------    ----------
Balance at
  December 31,1998        4,900,000   $   490    5,559,601    $     556    $1,569,090   $2,012,067    $(135,036)   $3,447,167
                          =========   =======   ==========    =========    ==========   ==========    =========    ==========

See accompanying notes to consolidated financial statements.

                        SJI GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                     Years Ended December 31, 1998 and 1997

                                                                                                        1998                 1997
                                                                                                        ----                 ----
Cash flows from operating activities:
   Net income (loss)                                                                                $ 2,160,007         $   (61,782)
   Adjustments to reconcile net income (loss) to
     net cash used in operating activities:
     Depreciation and amortization                                                                      142,636              68,916
     Deferred tax expense (benefit)                                                                   1,391,000             (29,000)
     Minority interest in earnings of
       consolidated subsidiary                                                                           30,085                --
     Gain on investment securities                                                                   (4,146,718)               --
     Common stock issued for services                                                                   183,517                --
     Gain on sale of subsidiaries                                                                       (91,470)               --
     (Gain) loss on sale of property and equipment                                                       (5,662)              3,320
     Allowance for doubtful accounts                                                                     27,423              15,934
     Changes in assets and liabilities, net of effects of acquisitions:
       Accounts and other receivables                                                                  (517,051)           (195,463)
       Inventories                                                                                      969,424          (1,495,507)
       Other current assets                                                                             127,340            (110,364)
       Accounts payable                                                                              (1,201,635)          1,102,698
       Other current liabilities                                                                        154,783               3,477
                                                                                                    -----------         -----------
         Net cash used in operating activities                                                         (776,321)           (697,771)
                                                                                                    -----------         -----------

Cash flows from investing activities:
   Additions to property and equipment                                                                 (437,489)           (549,478)
   Proceeds from sale of property and equipment                                                          23,515              54,525
   Purchase of marketable securities                                                                    (28,523)               --
   Proceeds from sale of marketable securities                                                          303,374                --
   Investment in majority owned consolidated subsidiary                                                (159,589)               --
   Proceeds from sale of subsidiary                                                                      57,500                --
   Retirement of common stock in connection with
     acquisition                                                                                       (188,863)               --
   Acquisition of businesses, net of cash acquired                                                       89,919                --
                                                                                                    -----------         -----------
         Net cash used in investing activities                                                         (340,156)           (494,953)
                                                                                                    -----------         -----------

Cash flows from financing activities:
   Proceeds from long-term debt                                                                         326,403             298,512
   Payments of long-term debt                                                                           (86,705)            (88,057)
   Borrowings (repayments) on bank line of credit, net                                                   (7,223)          1,045,967
   Proceeds from issuance of common stock                                                               835,609                --
   Net (repayments) advances from officer and stockholder                                                50,618             (41,930)
                                                                                                    -----------         -----------
         Net cash provided by financing activities                                                    1,118,702           1,214,492
                                                                                                    -----------         -----------

         Net increase in cash and cash equivalents                                                        2,225              21,768

Cash and cash equivalents at beginning of year                                                           24,703               2,935
                                                                                                    -----------         -----------

Cash and cash equivalents at end of year                                                            $    26,928         $    24,703
                                                                                                    ===========         ===========

Supplemental disclosure of cash flow information: Cash paid during the period for:

     Interest                                                                                       $   143,518         $    69,804
                                                                                                    ===========         ===========

     Income taxes                                                                                   $      --           $      --
                                                                                                    ===========         ===========

See accompanying notes to consolidated financial statements.

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


(1)  Summary of Significant Accounting Policies and Practices

       (a)    Nature of Operations

              SJI Group, Inc. and subsidiaries (collectively, the "Company") is a sales and marketing organization specializing in products and services via the Internet. The Company's wholly owned subsidiary SJI Wholesale, Inc. distributes premium cigars and cigar related products.

       (b)    Basis of Presentation

              The consolidated financial statements include the accounts of SJI Group, Inc. (formerly Belco Systems Technologies, Inc.) and its wholly owned subsidiaries, SJI Wholesale, Inc. and SJI Sales and Marketing, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

       (c)    Cash and Cash Equivalents

              The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Balances of cash and cash equivalents in financial institutions may at times exceed the government insured limits.

       (d)    Concentration of Credit Risk

              Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. No customer accounts for 10% or more of the Company's sales.

       (e)    Investment Securities

              Investment securities at December 31, 1998 consisted of equity securities. Under Statement of Financial Accounting Standards
              (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are acquired and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company does not have any securities classified as available-for-sale or held-to-maturity.

              Under SFAS 115, trading securities are carried at fair value. In determining the fair value of trading securities with temporary trading restrictions, management considers the effects on quoted market prices of the temporary restrictions in light of the volatility in prices of the specific security. Realized and unrealized holding gains and losses are included in earnings. Realized gains and losses are derived using the specific identification method for determining the cost of securities sold.

              A decline in the market value of any investment security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

       (f)    Inventories

              Inventories consist of cigars and cigar related products and are stated at the lower of cost (using the first-in, first-out method) or market.

                                      F-6                              Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


       (g)    Property and Equipment

              Property and equipment are stated at cost. Leasehold improvements are amortized straight line over the shorter of their estimated useful life or the lease term. Depreciation of furniture and fixtures is calculated using the straight-line method over the estimated useful lives of the assets. The range of estimated lives are as follows:

       (h)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

       (i)    Advertising Costs

              Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1998 and 1997 were approximately $139,000 and $74,000, respectively.

       (j)    Revenue Recognition

              Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of cigars that are damaged in transit, such sales returns are not material for the years ended December 31, 1998 and 1997.

       (k)    Income (Loss) Per Share

              The Company has adopted SFAS 128, "Earnings Per Share". SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The adoption of SFAS 128 did not have a material impact on the Company's reported EPS for any periods presented.

       (l)    Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (m)    Comprehensive Income (Loss)

              On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set

                                      F-7                              Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


              of financial statements. SFAS 130 requires only additional disclosures in consolidated financial statements, it does not affect the Company's financial position or results of operations. The Company does not have any components affecting comprehensive income (loss).

       (n)    Treasury Stock

              The Company values treasury stock at cost, based upon the cost of the consideration given or the market value of the stock acquired, whichever is the clearer indication of value.

(2)    Reorganization/Acquisition and Dispositions

       On March 5, 1998, Belco Systems Technologies, Inc. ("Belco") acquired all of the outstanding stock of SJI Wholesale, Inc. ("Wholesale") in exchange for 1,200,000 shares of Belco's common stock and 4,900,000 shares of Belco's Series A Redeemable preferred stock. Belco was subsequently renamed SJI Group, Inc. ("Group"). As a result of the acquisition, Wholesale became a subsidiary of Group. Upon consummation of the acquisition, the existing shareholder of Wholesale held a majority of the voting power of Group. Accordingly, the acquisition has been accounted for as a reverse acquisition, pursuant to which Wholesale has been considered the acquiring company. As a result, the historical financial statements of Wholesale are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of Belco at the effective date of the acquisition are consolidated with the historical financial statements of Wholesale using the purchase method of accounting. At the time of the acquisition, Belco had no significant operations and its net assets were approximately $355,000. The Company issued 170,000 shares of its common stock to the former officers, directors and principal stockholders of Belco pursuant to anti-dilution provisions contained in agreements related to the acquisition of Wholesale.

       In connection the acquisition of Wholesale, the Company formed a wholly owned subsidiary Belco Systems Technologies Corp. ("Belco Corp."), and capitalized it with certain technology and $159,589 in cash. The Company then sold a 49% interest in Belco Corp. to the former officers, directors and principal stockholders of the Company in exchange for 666,667 shares of the Company's common stock valued at $188,863. In September 1998, the Company sold its 51% interest in Belco Corp. for $57,500 in cash and the cancellation of 170,000 shares of the Company's common stock issued in connection with the acquisition of Wholesale. The Company recorded a gain on the disposal of Belco Corp. of $15,759.

       In April 1998, the Company formed its wholly owned subsidiary Maverick Communications Corp. ("Maverick") for the purpose of acquiring, developing, and marketing Internet properties. On August 3, 1998, Maverick entered into an option agreement for the purchase of an established Internet search engine. On August 10, 1998, the Company sold all of the outstanding shares of stock in Maverick to iSleuth.com, Inc. ("iSleuth") in exchange for 1,500,000 shares of iSleuth common stock and 1,000,000 shares of iSleuth preferred stock. The estimated fair value of the iSleuth stock at the date of the transaction was approximately $4,080,000. In accordance with SFAS 115, the Company recognized a gain of $75,711, which represents losses reported by Maverick through the date of disposition. The securities received in the transaction are accounted for as trading securities under SFAS 115 (see note 3).

                                      F-8                              Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


(3)    Investment Securities

       Investment securities at December 31, 1998, primarily consist of common and preferred stock investments in public companies, which are classified as trading securities. A summary of investment securities held by the Company consist of the following:

                                                                          1998                       1997
                                                            ----------------------------  -------------------------
                                                               Aggregate                    Aggregate
                                                                 Fair            Cost         Fair         Cost
                                                                 Value           Basis        Value        Basis
                                                                 -----           -----        -----        -----
         Common and preferred stock                            $4,165,000        $   --        $   --     $   --
                                                               ==========        ======        =======    ======

       Investment income is summarized as follows:
                                                                                     1998                1997
                                                                                     ----                ----
         Realized losses from sales, net                                          $  (189,379)         $      --
         Change in unrealized holding gains on
           trading securities                                                       4,336,097                 --
                                                                                  -----------          ---------

                                                                                  $ 4,146,718          $      --
                                                                                  ===========          =========

(4)    Other Receivables

       In December 1998, the Company reached an agreement in principle with a major cigar manufacturer in settlement of a contractual dispute over the exclusive distribution rights in the United States for the manufacturer's premium cigar products. Net of legal fees, the amount due SJI Group, Inc. at December 31, 1998, was $376,227 and is included in the accompanying consolidated balance sheet under other receivables. The amount was collected subsequent to December 31, 1998.

(5)    Property and Equipment

       Property and equipment consist of the following:

                                                                                       1998              1997
                                                                                  ---------------  ----------------
       Leasehold improvements                                                     $        54,917  $         53,579
       Furniture, fixtures and office equipment                                           433,148           206,395
       Machinery and equipment                                                            495,205           339,336
                                                                                  ---------------  ----------------
                                                                                          983,270           599,310
       Less accumulated depreciation and amortization                                     209,765            79,890
                                                                                  ---------------  ----------------
         Property and equipment, net                                              $       773,505  $        519,420
                                                                                  ===============  ================

(6)  Line of Credit

     The Company had short-term borrowings under a bank line of credit of $1,038,743 and $1,045,967 at December 31, 1998 and 1997, respectively.
     Borrowings under the line bear interest at prime plus 2% and are secured by inventories, receivables and the personal guarantee of the majority stockholder. Maximum borrowings under the line are $1,090,000.

                                      F-9                              Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


(7)  Long-Term Debt

       Long-term debt at December 31, consisted of the following:

                                                                                  1998             1997
                                                                                  ----             ----
       Notes payable to credit corporations, interest ranging from
       2.9% to 9.25% per annum. Monthly payments of $4,833
       including interest through August 2004, secured by vehicles.             $ 214,087         $ 122,422


       Note payable to credit corporation, interest at 10.25% per annum. Monthly payments of $1,090 including interest through
       April 2012, secured by motor coach.                                         94,884            96,378

       Capital lease obligations, interest at 19% per annum.
       Monthly payments of $9,736 including interest through April
       2001, secured by various equipment.                                        164,118            14,590
                                                                                ---------         ---------
                                                                                  473,089           233,390

       Less current portion                                                       128,483            23,692
                                                                                ---------         ---------

                                                                                $ 344,606         $ 209,698
                                                                                =========         =========

       Future maturities of long-term debt as of December 31, 1998 are as follows:

       1999                                        $ 128,483
       2000                                          132,862
       2001                                           63,004
       2002                                           53,578
       2003                                           22,065
       Thereafter                                     73,097
                                                   ---------

                                                   $ 473,089

 (8) Stockholders' Equity

     Common stock

     In February 1998, prior to the acquisition by Wholesale, the Company's Board of Directors authorized a 1-for-3 reverse split on all issued and outstanding shares of the Company's common stock held by each holder of record on March 4, 1998. All per share amounts have been presented giving effect to the reverse split.

     Preferred stock

     Series A

     On March 5 1998, in connection with the acquisition of SJI Wholesale, Inc., the Company issued 4,900,000 shares of the Company's Series A preferred. The holders of shares of preferred stock have the right to one vote for each share of preferred stock issued. Dividends on the Series A preferred stock are payable at the sole discretion of the Company's Board of Directors.

                                      F-10                             Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


(9)  Commitments and Contingencies

     Lease Commitments

     The Company leases land, buildings, building improvements and certain office equipment for operations under non-cancelable, capital and operating leases that expire over the next 13 years. The lease agreements provide for certain minimum fixed rental increases and/or increases based upon changes in the consumer price index. The leases generally obligate the Company for the cost of property taxes, insurance and maintenance. The agreements also contain options to extend the term of the lease.

     The approximate future minimum lease payments at December 31, 1998, were as follows:

                                         Operating                Capital                  Total
                                         ---------                -------                  -----
      1999                               $ 48,000                $ 96,477                 $144,477
      2000                                 42,500                  96,477                  138,977
      2001                                 24,500                   5,912                   30,412
      2002                                   --                      --                       --
      2003                                   --                      --                       --
      Thereafter                             --                      --                       --
                                         --------                --------                 --------
                                         $115,000                 198,866                 $313,866
                                         ========                ========                 ========

     Less:  amounts representing interest                         (34,748)
     Present value of minimum lease payments
       Included in long-term debt (see note 7)                   $164,118
                                                                 ========

     Included in property and equipment are the following assets held under capital leases:

                                                        1998           1997
                                                       -------       -------
     Furniture, fixtures and office equipment        $ 207,744       $ 20,420
     Less accumulated amortization                      39,904          4,376
                                                     ---------       --------

                                                     $ 167,840       $ 16,044
                                                     =========       ========

     Rent expense amounted to approximately $48,000 in the years ended December 31, 1998 and 1997.

     Litigation

     From time to time, the Company is involved in various legal proceedings, including pending litigation. The Company believes that it has valid defenses to all litigation pending against it, and all cases against the Company are, and will be vigorously defended. Management does not believe the ultimate outcome of any or all pending litigation would have a material adverse effect on the Company's operating results, cash flows or financial position.

     Year 2000

     In 1998, the Company began to identify, assess, and remediate "Year 2000" issues within each of its significant computer programs and certain equipment which contain microprocessors. Systems which have been determined not to be Year 2000 compliant are being either replaced or reprogrammed, and thereafter tested for Year 2000 compliance. The Company anticipates that by August 1999, conversion, implementation, and testing activities will be completed.

     The Company is in the process of identifying and contacting critical suppliers whose computerized systems interface with the Company's systems, regarding their plans and progress in addressing their Year 2000 issues. The Company has received

                                      F-11                             Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     varying information from such third parties on the state of compliance or expected compliance. Contingency plans are being developed in the event that any critical supplier or customer is not compliant.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations, liquidity, and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's operations, liquidity, or financial condition.

(10) Income Taxes

       A summary of income tax expense (benefit) for the years ended December 31, 1998 and 1997 is as follows:

                                                                  1998           1997
                                                                  ----           ----
       Federal deferred tax expense (benefit)                  $ 1,177,000    $ (23,500)
       State deferred tax expense (benefit)                        214,000       (5,500)
                                                               -----------    ----------
                                                               $ 1,391,000    $ (29,000)
                                                               ===========    ==========


       Income tax expense (benefit) attributable to income (loss) before income taxes was $1,391,000 and ($29,000) for the years ended December 31, 1998 and 1997, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) before income taxes as a result of the following:

                                                                                                       1998                 1997
                                                                                                       ----                 ----
Computed expected income tax expense (benefit)                                                     $ 1,208,000              (30,866)
Increase (decrease) in income tax expense
  (benefit) resulting from:
  Reversals of temporary differences at lower
    Than expected rates                                                                                 18,696               (1,866)
  Other                                                                                                  4,544                 --
  State income taxes, net of federal income
    tax benefit                                                                                        159,760                 --
                                                                                                   -----------          -----------
                                                                                                   $ 1,391,000              (29,000)
                                                                                                   ===========          ===========
The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities (assets) at December 31, 1998 and 1997 are as follows:
                                                                                                       1998                 1997
                                                                                                       ----                 ----
Deferred tax assets:
  Net operating loss carryovers                                                                    $  (289,400)         $   (83,230)
  Allowance for doubtful accounts                                                                      (13,900)              (5,119)
                                                                                                   -----------          -----------
Gross deferred tax assets                                                                             (303,300)             (88,349)
                                                                                                   -----------          -----------
Deferred tax liabilities:
  Unrealized holding gain in marketable securities                                                   1,580,800                 --
  Property and equipment basis difference                                                               42,500               17,349
                                                                                                   -----------          -----------
    Gross deferred tax liabilities                                                                   1,623,300               17,349
                                                                                                   -----------          -----------

Net deferred tax liabilities (assets)                                                              $ 1,320,000          $   (71,000)
                                                                                                   ===========          ===========

       In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon this assessment, the

                                      F-12                             Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


       Company has not established a valuation allowance against the deferred tax assets at December 31, 1997.

       The Company has tax net operating loss carryovers for federal income tax purposes available to offset future federal taxable income, if any, of approximately $900,000, expiring at various dates beginning in 2002. Certain provisions of the tax law may limit such net operating loss carryforwards available for use in any given year due to a change in ownership interest.

(11)   Related Party Transactions

       The Company had sales during 1998 and 1997 of approximately $96,000 and $348,000, respectively, with a company controlled by a member of the majority stockholder's immediate family. Such family member is not an officer, director or stockholder of the Company. There was no outstanding balance at December 31, 1998 and $8,755 was outstanding at December 31, 1997.

       In 1998, the Company purchased approximately $120,000 of merchandise from and advanced approximately $41,000 to a company where the Company's majority stockholder was an officer. The advance is included in trade receivables in the accompanying balance sheet at December 31, 1998. In addition, the Company purchased approximately $500,000 of merchandise from a director of the Company in 1998.

       The Company leases its facility from its majority stockholder under a non-cancelable operating lease with payments of $42,000 annually. Upon expiration of the lease in 2001, the Company has the option to renew the lease for five years at an annual rental of $48,300.

       The Company borrowed $140,000 from certain family members of the majority stockholder during 1998. The outstanding balance at December 31, 1998 was $140,000 and is included in accounts payable on the accompanying consolidated balance sheet.

       In connection with the acquisition of Belco, the Company issued 170,000 shares of common stock to former officers, directors and principal stockholders of Belco (see note 7).

(12)   Fair Value of Financial Instruments

       Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's short-term borrowings approximate the carrying value because of its recent origination and the interest rates and terms approximate market conditions.

(13)   Supplemental Disclosure of Non-Cash Investing and Financing Activities

       During the year ended December 31, 1998, the following transactions not affecting cash flows occurred:

       (a) In March 1998, the Company issued shares of its preferred and common stock in exchange for all of the outstanding common stock of SJI Wholesale, Inc. in a reverse acquisition (see note 2). The estimated fair value of the net assets acquired totaled $354,890.

       (b) Pursuant to the sale of a subsidiary, the Company returned to treasury 170,000 shares of its common stock valued at $135,053 and issued 143,333 shares of its common stock valued at $116,248 in satisfaction of a contractual obligation for certain technology (see note 2).


                                      F-13                             Continued

                        SJI GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


       (c) The Company issued 166,667 shares of its restricted common stock valued at $67,286, in payment of certain public relation fees, legal expenses and compensation to an officer of the Company. The related expense is included in the accompanying consolidated statement of operations under selling general and administrative expenses.

(14)   Subsequent Events

       From January 19, 1999 to April 5, 1999, the Company issued 722,634 shares of common stock for $333,650. In addition, in January 1999, the Company issued 190,000 shares of common stock to 19 employees and recorded compensation expense of approximately $35,000.

       In March 1999, the authorized capital stock of the Company was increased to 50,000,000 shares of common stock and 25,000,000 shares of preferred stock. In addition, the Company granted the holders of the Series A preferred stock the right to convert the Series A preferred stock into common stock at a rate of one share of common stock for every share of Series A preferred stock so converted. The pro forma basic and diluted income (loss) per common and common equivalent share in the accompanying consolidated statements of operations are presented as if the Series A preferred stock had such conversion rights at the date of issuance.

       In March 1999, the Company authorized the designation of a Series B preferred stock. The Company then converted $552,623 of loans into 552,623 shares of Series B preferred stock. The Company has the right to convert the Series B preferred stock into common stock at a rate of two shares of common stock for every one share of Series B preferred stock so converted. Prior to conversion, the Series B preferred stock has the right to one vote per share of Series B preferred stock outstanding.

       On April 26, 1999, the Company sold its interest in 1,000,000 shares of iSleuth.com, Inc. preferred stock for $600,000 in cash and recorded a gain on the transaction of approximately $600,000.

                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                    Unaudited

                                                                                                Sept. 30,                 Dec. 31,
                                                                                                  1999                      1998
                                                                                                  ----                      ----
                                    Assets
Current assets:
   Cash and cash equivalents                                                                   $    44,707              $    26,928
   Investment securities                                                                         3,704,400                4,165,000
   Accounts receivable, net of allowance for
     doubtful accounts of $50,000                                                                  469,051                  590,773
   Other receivables                                                                               174,477                  399,542
   Inventories                                                                                   1,814,119                1,252,307
   Other current assets                                                                             15,086                    1,875
                                                                                               -----------              -----------
     Total current assets                                                                        6,221,840                6,436,425

Property and equipment, net                                                                      1,175,160                  773,505

Other assets                                                                                        82,740                   22,915
                                                                                               -----------              -----------

                                                                                               $ 7,479,740              $ 7,232,845
                                                                                               ===========              ===========

                     Liabilities and Stockholders' Equity

Current liabilities:
   Line of Credit                                                                              $      --                $ 1,038,743
   Current portion of long-term debt                                                               256,423                  128,483
   Accounts payable                                                                                241,527                  795,845
   Deferred taxes                                                                                1,145,000                1,320,000
   Accrued expenses                                                                                 48,842                  158,001
                                                                                               -----------              -----------
     Total current liabilities                                                                   1,691,792                3,441,072
                                                                                               -----------              -----------

Long-term debt, less current portion                                                             1,019,005                  344,606
                                                                                               -----------              -----------

Total liabilities                                                                                2,710,797                3,785,678
                                                                                               -----------              -----------

Stockholders' equity:
   Preferred stock, $.0001 par value
     Authorized 25,000,000 shares;
     Series A (aggregate liquidation preference
       $490 plus accrued and unpaid dividends)
       Issued and outstanding 4,900,000
       shares at September 30, 1999 and
       December 31, 1998                                                                               490                      490
     Series B (aggregate liquidation preference
       $55 plus accrued and unpaid dividends)
       Issued and outstanding 552,623 shares at
       September 30, 1999 and no shares at
       December 31, 1998                                                                                55                     --
   Common stock, $.0001 par value
     Authorized 50,000,000 shares; issued and
     outstanding 8,046,650 shares at September 30,
     1999 and 5,559,601 shares at December 31, 1998                                                    805                      556
   Additional paid-in capital                                                                    3,559,386                1,569,090
   Retained earnings                                                                             1,343,243                2,012,067
   Treasury stock, at cost                                                                        (135,036)                (135,036)
                                                                                               -----------              -----------
     Total stockholders' equity                                                                  4,768,943                3,447,167
                                                                                               -----------              -----------

Commitments and contingencies

                                                                                               $ 7,479,740              $ 7,232,845
                                                                                               ===========              ===========

See accompanying notes to consolidated financial statements.

                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                                    Unaudited

                                                                 Three Months Ended                       Nine Months Ended
                                                                     September 30,                           September 30,
                                                          --------------------------------       ---------------------------------
                                                                1999                1998               1999                1998
                                                               ------              ------             ------              ------
Sales                                                      $    253,313        $  1,266,198        $  1,278,424        $  3,299,489
Cost of sales                                                   207,554             609,714             912,359           1,666,354
                                                           ------------        ------------        ------------        ------------

Gross profit                                                     45,759             656,484             366,065           1,633,135
                                                           ------------        ------------        ------------        ------------
Selling, general and administrative
   expenses                                                     423,083             584,550           1,524,450           1,559,474
Depreciation and amortization                                    37,634              26,928             113,609              71,841
                                                           ------------        ------------        ------------        ------------

   Operating loss                                              (414,958)             45,006          (1,271,994)              1,820

Other income (expense):
   Investment income, net                                    (1,484,463)          9,712,500             524,287           9,712,500
   Interest (expense)                                           (44,735)            (45,154)            (93,169)            (82,441)
   Other income (expense)                                        (3,875)                503              (2,948)              5,662
                                                           ------------        ------------        ------------        ------------
     Total other income (expense)                            (1,533,073)          9,667,849             428,170           9,635,721
                                                           ------------        ------------        ------------        ------------

       Loss before income tax benefit                        (1,948,031)          9,712,855            (843,824)          9,637,541

Income tax benefit                                             (710,000)          3,690,750            (175,000)          3,690,750
                                                           ------------        ------------        ------------        ------------

       Net loss and comprehensive loss                     $ (1,238,031)       $  6,022,105        $   (668,824)       $  5,946,791
                                                           ============        ============        ============        ============

Basic and diluted net loss and compre-
   hensive loss per common share                           $      (0.16)       $       1.20        $      (0.10)       $       1.63
                                                           ============        ============        ============        ============

Basic and diluted weighted average
   number of common shares                                    7,657,651           5,023,449           6,837,647           3,641,457
                                                           ============        ============        ============        ============

Pro forma basic and diluted net loss
   and comprehensive net loss per
   common and common equivalent share                      $      (0.09)       $       0.61        $      (0.05)       $       0.80
                                                           ============        ============        ============        ============

Pro forma basic and diluted weighted
   average number of common and
   common equivalent shares                                  13,662,897           9,923,449          12,478,571           7,398,124
                                                           ============        ============        ============        ============

See accompanying notes to consolidated financial statements.

                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                                    Unaudited

                      Nine Months Ended September 30, 1999

                              Preferred stock                   Common stock
                ------------------------------------------  --------------------
                      Series A              Series B                              Additional    Retained                  Total
                --------------------  --------------------                         paid-in     earnings       Treasury stockholders'
                 Shares     Amount     Shares     Amount     Shares     Amount      capital     (deficit)     stock       equity
                 ------     ------     ------     ------     ------     ------      -------     ---------     -----       ------
Balance at
  December
  31, 1998      4,900,000  $     490          -  $       -  5,559,601  $     556  $ 1,569,090  $ 2,012,067  $(135,036)  $ 3,447,167

Common stock
  issued for
  cash                  -          -          -          -    972,599         97      444,330            -          -      444,427

Common stock
  issued for
  services              -          -          -          -    360,000         36      106,514            -          -      106,550

Common stock
  issued in
  connection
  with
  acquisitions          -          -          -          -  1,154,450        116      886,884            -          -      887,000

Conversion of
  notes payable
  to preferred
  stock                 -          -    552,623         55          -          -      552,568            -          -      552,623

Net loss and
  comprehensive
  loss                  -          -          -          -          -          -            -     (668,824)         -     (668,824)
                ---------  ---------  ---------  ---------  ---------  ---------  -----------  ------------ ---------  -----------
Balance at
  Sept. 30,
  1999          4,900,000  $     490    552,623  $      55  8,046,650  $     805  $  3,559386  $ 1,343,243  $(135,036) $ 4,768,943
                =========  =========  =========  =========  =========  =========  ===========  ===========  ========== ===========


See accompanying notes to consolidated financial statements.

                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                    Unaudited

                                Nine Months Ended

                                                                                         Sept. 30,            Sept. 30,
                                                                                           1999                 1998
                                                                                           ----                 ----
Cash flows from operating activities:
   Net income (loss)                                                                  $    (668,824)       $    5,946,791
   Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization                                                          113,609                71,841
     Deferred tax expense (benefit)                                                        (175,000)            3,690,750
     Unrealized loss (income) on investment securities                                      460,600            (9,712,500)
     Realized gain on investment securities                                                (984,887)                    -
     Common stock issued for services                                                       106,550
     Changes in assets and liabilities:
       Accounts and other receivables                                                        87,648              (236,165)
       Inventories                                                                          524,327               562,931
       Other assets                                                                         (73,036)               12,772
       Accounts payable                                                                    (554,318)           (1,180,208)
       Other current liabilities                                                           (109,159)               88,501
                                                                                      -------------        --------------
         Net cash used in operating activities                                           (1,272,490)             (755,287)
                                                                                      -------------        ---------------

Cash flows from investing activities:
   Additions to property and equipment                                                      (80,264)             (160,842)
   Proceeds from sale of investment securities                                              984,887                     -
                                                                                      -------------        --------------
         Net cash provided by investing activities                                          904,623              (160,842)
                                                                                      -------------        ---------------

Cash flows from financing activities:
   Proceeds from issuance of notes payable                                                  552,623                     -
   Proceeds from long-term debt                                                             102,018               199,931
   Payments of long-term debt                                                              (169,249)                    -
   Repayments (borrowings) on bank line of credit, net                                     (544,173)                  426
   Proceeds from issuance of common stock                                                   444,427               717,001
                                                                                      -------------        --------------
         Net cash provided by financing activities                                          385,646               917,357
                                                                                      -------------        --------------

         Net increase in cash and cash equivalents                                           17,779                 1,228
Cash and cash equivalents at beginning of period                                             26,928                24,703
                                                                                      -------------        --------------
Cash and cash equivalents at end of period                                            $      44,707        $       25,931
                                                                                      =============        ==============

Supplemental disclosure of cash flow information: Cash paid during the period for:

     Interest                                                                         $      93,169        $       82,441
                                                                                      =============        ==============

     Income taxes                                                                     $           -        $            -
                                                                                      =============        ==============


See accompanying notes to consolidated financial statements.

                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999

(1)  Summary of Significant Accounting Policies and Practices

     (a)  Nature of Operations

          iCommerce Group, Inc. and subsidiaries (collectively, the "Company") is involved in the design, development, marketing and operation of Internet properties that includes the sale of various merchandise. The Company's wholly owned subsidiary SJI Wholesale, Inc. distributes premium cigars and cigar related products. The Company's wholly owned subsidiary The Caribbean Company (Cayman), Ltd. manufacturers cigars in the Dominican Republic. The Company's wholly owned subsidiary Zona Franca De Jaibon Industrial Parque (Cayman), Ltd. owns and operates an industrial park in the Dominican Republic that it is developing into a Free Trade Zone under the laws of the Dominican Republic.

     (b)  Basis of Presentation

          The consolidated financial statements include the accounts of iCommerce Group, Inc. (formerly SJI Group, Inc.) and its wholly owned subsidiaries, SJI Wholesale, Inc., SJI Sales and Marketing, Inc., Internet Laboratories, Inc. The Caribbean Company (Cayman), Ltd., and Zona Franca De Jaibon Industrial Parque (Cayman), Ltd. At September 30, 1999, the Company had a 50% interest in two joint ventures, CutThePrice.com, Inc. and Condor International Air, Inc. Neither of the joint ventures had significant operations prior to September 30, 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

     (c)  Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Balances of cash and cash equivalents in financial institutions may at times exceed the government insured limits.

     (d)  Concentration of Credit Risk

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. No customer accounts for 10% or more of the Company's sales.

     (e)  Investment Securities

          Investment securities at September 30, 1999 consisted of equity securities. Under Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are acquired and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. The Company does not have any securities classified as available-for-sale or held-to-maturity.

          Under SFAS 115, trading securities are carried at fair value. In determining the fair value of trading securities with temporary trading restrictions, management considers the effects on quoted market prices of the temporary restrictions in light of the volatility in prices of the specific security. Realized and unrealized holding gains and losses are included in earnings.

                                      F-19                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


          Realized gains and losses are derived using the specific identification method for determining the cost of securities sold.

          A decline in the market value of any investment security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

     (f)  Inventories

          Inventories consist of cigars and cigar related products and are stated at the lower of cost (using the first-in, first-out method) or market.

     (g)  Property and Equipment

          Property and equipment are stated at cost. Leasehold improvements are amortized straight line over the shorter of their estimated useful life or the lease term. Depreciation of furniture and fixtures is calculated using the straight-line method over the estimated useful lives of the assets.

     (h)  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

     (i)  Advertising Costs

          Advertising costs are expensed as incurred. Advertising costs for the nine months ended September 30, 1999 were approximately $50,000.

     (j)  Revenue Recognition

          Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of cigars that are damaged in transit, such sales returns are not material for the nine months ended September 30, 1999.

     (k)  Income Per Share

          The Company has adopted SFAS 128, "Earnings Per Share". SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The adoption of SFAS 128 did not have a material impact on the Company's reported EPS for any periods presented.

     (l)  Use of Estimates


                                      F-20                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (m)  Comprehensive Income (Loss)

          On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. SFAS 130 requires only additional disclosures in consolidated financial statements, it does not affect the Company's financial position or results of operations. The Company does not have any components affecting comprehensive income (loss).

     (n)  Treasury Stock

          The Company values treasury stock at cost, based upon the cost of the consideration given or the market value of the stock acquired, whichever is the clearer indication of value.

(2)  Reorganization/Acquisition and Dispositions

     On March 5, 1998, Belco Systems Technologies, Inc. ("Belco") acquired all of the outstanding stock of SJI Wholesale, Inc. ("Wholesale") in exchange for 1,200,000 shares of Belco's common stock and 4,900,000 shares of Belco's Series A Redeemable preferred stock. Belco was subsequently renamed SJI Group, Inc. On June 11, 1999, the Company changed its name to iCommerce Group, Inc. ("Group"). As a result of the acquisition, Wholesale became a subsidiary of Group. Upon consummation of the acquisition, the existing shareholder of Wholesale held a majority of the voting power of Group. Accordingly, the acquisition has been accounted for as a reverse acquisition, pursuant to which Wholesale has been considered the acquiring company. As a result, the historical financial statements of Wholesale are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of Belco at the effective date of the acquisition are consolidated with the historical financial statements of Wholesale using the purchase method of accounting. At the time of the acquisition, Belco had no significant operations and its net assets were approximately $355,000. The Company issued 170,000 shares of its common stock to the former officers, directors and principal stockholders of Belco pursuant to anti-dilution provisions contained in agreements related to the acquisition of Wholesale.

     In connection the acquisition of Wholesale, the Company formed a wholly owned subsidiary Belco Systems Technologies Corp. ("Belco Corp."), and capitalized it with certain technology and $159,589 in cash. The Company then sold a 49% interest in Belco Corp. to the former officers, directors and principal stockholders of the Company in exchange for 666,667 shares of the Company's common stock valued at $188,863. In September 1998, the Company sold its 51% interest in Belco Corp. for $57,500 in cash and the cancellation of 170,000 shares of the Company's common stock issued in connection with the acquisition of Wholesale. The Company recorded a gain on the disposal of Belco Corp. of $15,759.

     In April 1998, the Company formed its wholly owned subsidiary Maverick Communications Corp. ("Maverick") for the purpose of acquiring, developing, and marketing Internet properties. On August 3, 1998, Maverick entered into an option agreement for the purchase of an established Internet search engine. On August 10, 1998, the Company sold all of the outstanding shares of stock in Maverick to The BigHub.com, Inc. (formerly iSleuth.com, Inc.) ("BigHub") in exchange for

                                      F-21                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


     1,500,000 shares of BigHub common stock and 1,000,000 shares of BigHub preferred stock. The estimated fair value of the BigHub stock at the date of the transaction was approximately $4,080,000. In accordance with SFAS 115, the Company recognized a gain of $75,711, which represents losses reported by Maverick through the date of disposition. The securities received in the transaction are accounted for as trading securities under SFAS 115 (see note 3).

     On July 30, 1999, the Company formed a wholly owned subsidiary, The Caribbean Company (Cayman), Ltd., for the purpose of manufacturing cigars. On August 1, 1999, The Caribbean Company (Cayman), Ltd. acquired all of the outstanding capital stock of Caribbean Cigar Company (Cayman), Ltd., a Cayman corporation owned by a group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for $827,000 by issuing approximately 770,000 shares of its restricted Common Stock and notes payable of $100,000. The acquisition will be accounted for using the purchase method of accounting for acquisitions. Included in the assets acquired where approximately 1,400,000 premium cigars, approximately 300,000 pounds of tobacco and equipment used in the manufacture of cigars.

     On July 30, 1999, the Company formed a wholly owned subsidiary, Zona Franca de Jaibon Industrial Parque (Cayman), Ltd., for the purpose of operating a "Free Zone" in the Dominican Republic. On August 1, 1999, Zona Franca de Jaibon Industrial Parque (Cayman), Ltd. acquired all of the outstanding capital stock of Inversiones Calle Ocho, a Dominican Republic corporation owned by a group of investors including J.D. Jenkins, an officer and director of iCommerce Group, Inc., for $435,000 by issuing approximately 169,500 shares of its restricted Common Stock, notes payable of $125,000 and the assumption of approximately $150,000 in liabilities. The acquisition will be accounted for using the purchase method of accounting for acquisitions. Included in the assets acquired where approximately the rights to the Free Zone in the Dominican Republic, 8 acres of land and two buildings with approximately 60,000 square feet of production and warehousing space.

(3)    Investment Securities

       Investment securities primarily consist of common and preferred stock investments in public companies, which are classified as trading securities. A summary of investment securities held by the Company consist of the following:

                                                      September 30, 1999                  December 31, 1998
                                               ---------------------------------  ---------------------------------
                                                  Aggregate                          Aggregate
                                                    Fair              Cost             Fair              Cost
                                                    Value             Basis            Value             Basis
                                                    -----             -----            -----             -----
         Common and preferred stock             $ 3,704,400        $      --        $ 4,165,000         $   --
                                                ===========        =========        ===========         ======

       Investment income is summarized as follows:

                                                                                          Nine Months Ended
                                                                                  --------------------------------
                                                                                  Sept. 30, 1999    Sept. 30, 1998
                                                                                  --------------    --------------
         Change in unrealized holding gain
           (loss) on trading securities                                             $ (460,600)      $ 9,712,500
         Realized gain (loss) from sales, net                                          984,887                --
                                                                                    ----------       -----------

                                                                                    $  524,287       $ 9,712,500
                                                                                    ----------       ===========

                                      F-22                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


(4)    Property and Equipment

       Property and equipment consist of the following:

                                                                                    Sept. 30,             Dec. 31,
                                                                                      1999                  1998
                                                                                      ----                  ----
       Land                                                                       $    40,000            $       -
       Buildings and leasehold improvements                                           449,917               54,917
       Furniture, fixtures and office equipment                                       378,674              433,148
       Machinery and equipment                                                        239,182              495,205
       Vehicles                                                                       370,061                    -
                                                                                  -----------            ---------
                                                                                    1,477,834              983,270
       Less accumulated depreciation and amortization                                 302,674              209,765
                                                                                  -----------            ---------
         Property and equipment, net                                              $ 1,175,160            $ 773,505
                                                                                  ===========            =========

(5)    Long-Term Debt

       Long-term debt consisted of the following:

                                                                                    Sept. 30,             Dec. 31,
                                                                                      1999                  1998
                                                                                      ----                  ----
       Note payable to bank, interest at prime plus 2% per annum. Monthly payments of $12,761 including interest through April 1 2001 with a balloon payment for the remaining balance on May 1, 2001secured by receivables and the personal guarantee of the Company's majority
       stockholder.                                                                  $ 469,092           $      --

       Notes payable to credit corporations, interest Ranging from 2.9% to 9.25%
       per annum. Monthly Payments of $4,833 including interest through
       August 2004, secured by vehicles.                                               190,034             214,087

       Note payable to credit corporation, interest at 10.25% per annum. Monthly payments of $1,090 including interest through April 2012, secured by
       motor coach.                                                                     92,281              94,884

       Notes payable, interest at 10% per annum.
       Interest and principle payable on August 1, 2001.                               375,000                  --

       Capital lease obligations, interest at 19% per annum. Monthly payments of
       $9,736 including interest through April 2001, secured by various
       equipment.                                                                      149,021             164,118
                                                                                   -----------           ---------

                                                                                     1,275,428             473,089

       Less current portion                                                            256,423             128,483
                                                                                   -----------           ---------

                                                                                   $ 1,019,005           $ 344,606
                                                                                   ===========           =========


                                      F-23                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999

       Future maturities of long-term debt as of September 30, 1999 are as follows:

       2000                                       $   256,423
       2001                                           841,507
       2002                                            62,276
       2003                                            35,281
       2004                                            11,181
       Thereafter                                      68,760
                                                  -----------

                                                  $ 1,275,428
                                                  ===========

     The Company had short-term borrowings under $1,038,743 at December 31, 1998. On February 19,1999, the Company paid $550,000 to the bank, including accrued interest, and converted the balance of $494,570 into a note payable.

(6)  Stockholders' Equity

     In March 1999, the authorized capital stock of the Company was increased to 50,000,000 shares of common stock and 25,000,000 shares of preferred stock.

     Common stock

     In February 1998, prior to the acquisition by Wholesale, the Company's Board of Directors authorized a 1-for-3 reverse split on all issued and outstanding shares of the Company's common stock held by each holder of record on March 4, 1998. All per share amounts have been presented giving effect to the reverse split.

     From January 1999 to April l999, the Company issued 972,599 shares of common stock for $444,427. In addition, in January 1999, the Company issued 190,000 shares of common stock to 19 employees and recorded compensation expense of approximately $35,000. In April 1999, the Company issued 70,000 shares of common stock to two consultants and recorded compensation expense of approximately $29,000.

     In April 1999, the Company issued 100,000 shares of common stock in connection with the formation of the Condor International Air, Inc. joint venture. This investment was valued at $42,000.

     In April 1999, the Company issued 200,000 shares of common stock for $100,000 in connection with a private placement

     Preferred stock

     Series A

     In March 1999, the Company granted the holders of the Series A preferred stock the right to convert the Series A preferred stock into common stock at a rate of one share of common stock for every share of Series A preferred stock so converted. The holders of shares of preferred stock have the right to one vote for each share of preferred stock issued. Dividends on the Series A preferred stock are payable at the sole discretion of the Company's Board of Directors.

     Series B

     In March 1999, the Company authorized the designation of a Series B preferred stock. The Company then converted $552,623 of loans into 552,623 shares of Series B preferred stock. The Company has the right to convert the Series B preferred stock into common stock at a rate of two shares of common stock for every one share of Series B preferred stock so converted. Prior to conversion, the Series


                                      F-24                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


     B preferred stock has the right to one vote per share of Series B preferred stock outstanding.

     The pro forma basic and diluted income per common and common equivalent share in the accompanying consolidated statements of operations are presented as if the Series A and Series B preferred stock had been converted at the date of issuance.

     Stock Option Plan

     Under the S.J.I. Group, Inc. Amended 1998 Stock Option Plan (the "Plan"), 700,000 shares of Common Stock are reserved for issuance. Options to acquire 30,000 shares of Common Stock at an exercise price of $1.2625 per share are outstanding as of September 30, 1999. The purpose of the Plan is to provide incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Plan may be either: (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986; or (ii) non-qualified stock options. Stock options may be granted under the Plan for all employees and consultants of the Company, or of any present or future subsidiary or parent of the Company. The Plan is administered by the Board of Directors, which may, and is expected to, delegate administrative responsibility for the Plan to the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and to the extent to which options may be exercisable. The Compensation Committee is empowered to interpret the Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Plan. Options granted under the Plan generally vest over three years. No option is transferable by the optionee other than be will or the laws of descent and distribution and each option is exercisable, during the lifetime of the optionee, only by the optionee. The Compensation Committee may not receive options.

     Any incentive stock option that is granted under the Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the total combined voting power through all classes of stock of the Company or a subsidiary or parent of the Company.) Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant, but in no event shall such exercise price be less than 55% of such fair market value.

     Each option granted under the Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.

(7)  Commitments and Contingencies

     Lease Commitments

     The Company leases land, buildings, building improvements and certain office equipment for operations under non-cancelable, capital and operating leases that expire over the next 3 years. The lease agreements provide for certain minimum fixed rental increases and/or increases based upon changes in the consumer price index. The leases generally obligate the Company for the cost of property taxes,

                                      F-25                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


     insurance and maintenance. The agreements also contain options to extend the term of the lease.

     The approximate future minimum lease payments at September 30, 1999, were as follows:

                                                  Operating               Capital                  Total
                                                  ---------               -------                  -----
       2000                                        $ 42,000               $ 96,477               $ 144,477
       2001                                          42,000                 83,477                 125,977
       2002                                               -                      -                       -
       2003                                               -                      -                       -
       2004                                               -                      -                       -
       Thereafter                                         -                      -                       -
                                                   --------               --------               ---------
                                                   $ 84,000                179,954               $ 282,954
                                                   ========                                      =========

       Less:  amounts representing interest                                (28,176)
       Present value of minimum lease payments included

         in long-term debt (see note 5)                                   $149,021
                                                                          ========

       Included in property and equipment are the following assets held under capital leases:

                                                      Sept. 30,        Dec. 31,
                                                        1999             1998
                                                     ---------        ---------
       Furniture, fixtures and office equipment      $ 207,744        $ 207,744
       Less accumulated amortization                    50,291           39,904
                                                     ---------        ---------

                                                     $ 157,453        $ 167,840
                                                     =========        =========

     Rent expense amounted to approximately $32,000 in the nine months ended September 30, 1999 and 1998.

     Litigation

     From time to time, the Company is involved in various legal proceedings, including pending litigation. Management does not believe the ultimate outcome of any or all potential litigation would have a material adverse effect on the Company's operating results, cash flows or financial position.

     Year 2000

     In 1998, the Company began to identify, assess, and remediate "Year 2000" issues within each of its significant computer programs and certain equipment which contain microprocessors. Systems which have been determined not to be Year 2000 compliant are being either replaced or reprogrammed, and thereafter tested for Year 2000 compliance. The Company anticipates that by August 1999, conversion, implementation, and testing activities will be completed.

     The Company is in the process of identifying and contacting critical suppliers whose computerized systems interface with the Company's systems, regarding their plans and progress in addressing their Year 2000 issues. The Company has received varying information from such third parties on the state of compliance or expected compliance. Contingency plans are being developed in the event that any critical supplier or customer is not compliant.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations, liquidity, and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, the Company is unable to determine at this time


                                      F-26                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


     whether the consequences of Year 2000 failures will have a material impact on the Company's operations, liquidity, or financial condition.

(8)  Income Taxes

       A summary of income tax expense for the nine months ended September 30, 1999 and 1998 is as follows:

                                                        Nine Months Ended
                                                    Sept. 30,        Sept. 30,
                                                      1999              1998
                                                   ----------       -----------
         Federal deferred tax (benefit) expense    $ (124,500)      $ 3,107,750
         State deferred tax (benefit) expense         (50,500)          583,000
                                                   ----------       -----------
                                                   $ (175,000)      $ 3,690,750
                                                   ==========       ===========

       Income tax (benefit) expense attributable to (loss) income before income taxes was ($175,000) and $3,690,750 for the nine months ended September 30, 1999 and 1998, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to (loss) income before income taxes as a result of the following:

                                                           Nine Months Ended
                                                         Sept. 30,   Sept. 30,
                                                          1999          1998
                                                         ------        ------
         Computed expected income tax expense        $  (286,900)   $ 3,276,750
         Increase in income tax expense
           resulting from:
         Net operating loss limitations                  145,300              -
         Other                                                 -         32,000
         State income taxes, net of federal income
           tax benefit                                   (33,400)       382,000
                                                     -----------    -----------
                                                     $  (175,000)   $ 3,690,750
                                                     ===========    ===========

       The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities at September 30, 1999 and December 31, 1998 are as follows:

                                                       Sept. 30,      Dec. 31,
                                                         1999           1998
                                                         ----           ----
       Deferred tax assets:
         Net operating loss carryovers             $   (314,000)    $  (289,400)
         Allowance for doubtful accounts                (19,000)        (13,900)
                                                   ------------     ------------
           Gross deferred tax assets                   (333,000)       (303,300)
                                                   -------------    -----------
       Deferred tax liabilities:
         Unrealized holding gain in marketable
           securities                                 1,408,000        1,580,800
         Property and equipment basis difference         70,000           42,500
                                                   ------------     ------------
           Gross deferred tax liabilities             1,478,000        1,623,300
                                                   ------------     ------------

       Net deferred tax liabilities                $  1,145,000     $  1,320,000
                                                   ============     ============

       In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

       The Company has tax net operating loss carryovers for federal income tax purposes available to offset future federal taxable income, if any, of approximately $1,300,000, expiring at various dates beginning in 2002. Certain provisions of the tax law may limit such net operating loss carryforwards available for use in any given year due to a change in ownership interest.

                                      F-27                             Continued
                     iCOMMERCE GROUP, INC. AND SUBSIDIARIES

              Notes to Unaudited Consolidated Financial Statements

                               September 30, 1999


 (9)   Related Party Transactions

       The Company leases its facility from its majority stockholder under a non-cancelable operating lease with payments of $42,000 annually. Upon expiration of the lease in 2001, the Company has the option to renew the lease for five years at an annual rental of $48,300.

       In connection with the acquisitions of Caribbean Cigar Company (Cayman), Ltd. and Inversiones Calle Ocho, the Company issued 559,600 shares of its restricted common stock to two officers of the Company in exchange for their respective shares of the acquired companies.

(10)   Fair Value of Financial Instruments

       Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's short-term borrowings approximate the carrying value because of its recent origination and the interest rates and terms approximate market conditions.

(11)   Supplemental Disclosure of Non-Cash Investing and Financing Activities

       During the nine months ended September 30, 1999, the following transaction not affecting cash flows occurred:

       (a) In March 1999, the Company converted $552,623 of its notes payable into 552,623 shares of its Series B preferred stock. (see note 6).

       (b) The Company issued 190,000 shares of its restricted common stock valued at $35,150, in payment of compensation to two officers and seventeen other employees of the Company. The related expense is included in the accompanying consolidated statement of operations under selling, general and administrative expenses.

       (c) In connection with the acquisition of Caribbean Cigar Company (Cayman), Ltd., the Company issued 770,000 shares of its restricted common stock valued at $727,000 and notes payable of $100,000.

       (d) In connection with the acquisition of Inversiones Calle Ocho, the Company issued 169,500 shares of its restricted common stock valued at $160,000 and notes payable of $125,000.

(12)   Subsequent Events

       On November 2, 1999, the Company granted stock options to 13 employees to acquire a total of 73,000 shares of common stock at an exercise price of $0.44 per share. The exercise price represents the fair market value of the common stock on the date of grant.

       On December 3, 1999, the Company issued 35,000 shares of its common stock to three consultants for services rendered and recorded compensation expense of $30,625. In addition, the Company issued 50,000 shares of its common stock to two outside directors for services rendered and recorded compensation expense of $43,750.

                                    PART III

Item 1.  Index to Exhibits.



EXHIBIT INDEX

    EXHIBIT                                                                                     SEQUENTIALLY
    NUMBER                     DESCRIPTION                                                         NUMBERED
    ------                     -----------                                                         --------
2.1               Agreement and Plan of Reorganization between Belco Systems
                  Technologies, Inc., a Delaware corporation and J. D. Jenkins, the sole shareholder of SJI Wholesale, Inc., a Tennessee
                  corporation, dated Febraury 27, 1998.

3.1               Certificate of Incorporation of Belco Systems Technologies,
                  Inc., filed August 17, 1995.

3.2               Certificate of Amendment to Certificate of Incorporation of
                  Belco Systems Technologies, Inc. authorizing 10,000,000 shares of common stock at a par value of $0.0001 per share and 10,000,000 shares of preferred stock at a par value of $0.0001 per share and designating 4,900,000 shares of preferred stock as Series A Preferred Stock at a par value of $0.0001, filed
                  February 25,1998.

3.3               Certificate of Amendment to Certificate of Incorporation of
                  Belco Systems Technologies, Inc., changing the name of Belco
                  Systems Technologies, Inc. to SJI Group, Inc., filed March 5,
                  1998.

3.4               Certificate of Amendment to Certificate of Incorporation of
                  SJI Group, Inc., changing the name of SJI Group, Inc. to iCommerce Group, Inc., filed June 11, 1999.

3.5 Certificate of Amendment to Certificate of Incorporation of iCommerce Group, Inc. amending the designations, rights and preferences of the Series B Preferred Stock, filed December
                  8,1999.

3.6               Bylaws of the registrant.

10.1              Stock Purchase Agreement between Shady Dale Investments, LLC.,
                  J. D. Jenkins and Ron Jenkins and The Caribbean Company
                  (Cayman), Ltd., dated August 1, 1999.

10.2              Stock Purchase Agreement between Shady Dale Investments, LLC.,
                  J. D. Jenkins and Ron Jenkins and Zona Franca De Jaibon
                  Industrial Parque (Cayman), Ltd., dated August 1, 1999.

10.3              Stock Purchase Agreement by and between SJI Group, Inc. and
                  Isleuth.com, Inc., dated August 7, 1998.

21                Subsidiaries of the registrant.

27                Financial Data Schedule.


Item 2.  Description Of Exhibits.
          See "Exhibit Index"

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  iCOMMERCE GROUP, INC.
                                                  (Registrant)

Date:  January 27, 2000                           By: /s/ J. D. Jenkins
                                                  -----------------------------
                                                  J. D. Jenkins, President